SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 25, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Cash Distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2015 to 03/31/2015	9
1/1/2014 to 03/31/2014	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
1/1/2015 to 03/31/2015	18
1/1/2014 to 03/31/2014	19
Statement of Value Added	20
Comments on the Company’s Consolidated Performance	21
Notes to the Financial Statements	32
Reports and Statements
Unqualified Independent Auditors’ Review Report	76

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 03/31/2015
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Company Information / Cash distribution

Event	Approval	Dividends	Inition Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	03/11/2015	Dividends	03/19/2015	Ordinary		0.20263

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 03/31/2015	YTD Previous Year 12/31/2014
1	Total assets	52,244,146	49,599,467
1.01	Current assets	8,992,823	8,692,821
1.01.01	Cash and cash equivalents	3,224,062	3,146,393
1.01.03	Trade receivables	1,800,733	1,604,498
1.01.04	Inventories	2,898,813	3,036,799
1.01.08	Other current assets	1,069,215	905,131
1.02	Non-current assets	43,251,323	40,906,646
1.02.01	Long-term receivables	4,130,590	3,509,307
1.02.01.06	Deferred taxes	3,072,986	2,438,929
1.02.01.09	Other non-current assets	1,057,604	1,070,378
1.02.02	Investments	25,822,983	24,199,129
1.02.03	Property, plant and equipment	13,210,550	13,109,294
1.02.04	Intangible assets	87,200	88,916

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2015	YTD Previous Year 12/31/2014
2	Total liabilities	52,244,146	49,599,467
2.01	Current liabilities	5,994,558	5,630,365
2.01.01	Payroll and related taxes	156,972	165,718
2.01.02	Trade payables	1,296,621	1,390,311
2.01.03	Taxes payable	207,734	86,920
2.01.04	Borrowings and financing	2,964,796	2,720,235
2.01.05	Other payables	824,288	803,597
2.01.06	Provisions	544,147	463,584
2.01.06.01	Provision for tax, social security, labor and civil risks	544,147	463,584
2.02	Non-current liabilities	40,082,441	38,272,634
2.02.01	Borrowings and financing	28,460,278	26,369,912
2.02.02	Other payables	9,668,815	9,818,512
2.02.04	Provisions	1,953,348	2,084,210
2.02.04.01	Provision for tax, social security, labor and civil risks	219,432	174,649
2.02.04.02	Other provisions	1,733,916	1,909,561
2.02.04.02.03	Provisions for environmental liabilities and asset retirement obligations	232,324	233,262
2.02.04.02.04	Pension and healthcare plan	587,740	587,74
2.02.04.02.05	Provision for losses on investments	913,852	1,088,559
2.03	Shareholders’ equity	6,167,147	5,696,468
2.03.01	Paid-in capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	846,908	1,131,298
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	742,243	999,243
2.03.04.09	Treasury shares	-238,976	-229,586
2.03.05	Profit /Losses	392,056	0
2.03.08	Other comprehensive income	388,153	25,140

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Parent Company Statements / Statements of Income (R$ thousand)
Code	Description	Current Quarter 1/1/2015 to 03/31/2015	YTD Previous Year 1/1/2014 to 03/31/2014
3.01	Net revenue from sales and/or services	3,058,032	3,490,453
3.02	Cost of sales and/or services	-2,189,432	-2,311,229
3.03	Gross profit	868,600	1,179,224
3.04	Operating expenses/income	1,014,030	-632,776
3.04.01	Selling expenses	-145,918	-97,377
3.04.02	General and administrative expenses	-84,564	-82,863
3.04.04	Other operating income	3,722	4,646
3.04.05	Other operating expenses	-201,760	-166,057
3.04.06	Share of profits (losses) of investees	1,442,550	-291,125
3.05	Profit before finance income (costs) and taxes	1,882,630	546,448
3.06	Finance income (costs)	-2,028,355	-578,827
3.06.01	Finance income	494,693	8,569
3.06.02	Finance costs	-2,523,048	-587,396
3.06.02.01	Net exchange difference on financial instruments	-1,659,972	314,502
3.06.02.02	Finance costs	-863,076	-901,898
3.07	Loss before taxes on income	-145,725	-32,379
3.08	Income tax and social contribution	537,781	87,713
3.09	Profit from continuing operations	392,056	55,334
3.11	Profit for the period	392,056	55,334
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.28887	0.03796
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.28887	0.03796

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 01/01/2015 to 3/31/2015	YTD Previous Year 01/01/2014 to 3/31/2014
4.01	Profit for the period	392,056	55,334
4.02	Other comprehensive income	363,013	-470,811
4.02.01	Actuarial gains on defined benefit pension plan	125	1,710
4.02.02	Cumulative translation adjustments for the period	176,771	-44,326
4.02.03	Available-for-sale assets	597,135	-631,003
4.02.04	Income tax and social contribution on available-for-sale assets	-203,026	214,541
4.02.05	Available-for-sale assets from investments in subsidiaries	68,699	-11,733
4.02.06	Impairment of available-for-sale assets	8,417	0
4.02.07	Income tax and social contribution on impairment of available-for-sale assets	-2,862	0
4.02.08	Loss on cash flow hedge accounting	-427,645	0
4.02.09	Income tax and social contribution on impairment of available-for-sale assets	145,399	0
4.03	Comprehensive income for the period	755,069	-415,477

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Quarter 01/01/2015 to 3/31/2015	YTD Previous Year 01/01/2014 to 3/31/2014
6.01	Net cash generated by operating activities	1,084,289	362,699
6.01.01	Cash generated from operations	1,498,010	1,033,504
6.01.01.01	Profit for the period	392,056	55,334
6.01.01.02	Charges on borrowings and financing	815,393	756,064
6.01.01.03	Charges on loans and financing granted	-4,970	-3,896
6.01.01.04	Depreciation, depletion and amortization	206,329	234,661
6.01.01.05	Share of profits (losses) of investees	-1,442,550	291,125
6.01.01.06	Deferred income tax and social contribution	-694,546	-99,430
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	125,346	62,219
6.01.01.08	Inflation adjustment and exchange differences, net	2,084,988	-322,072
6.01.01.09	Gain on derivative transactions	0	636
6.01.01.10	Impairment of available-for-sale assets	8,417	0
6.01.01.11	Residual value of permanent assets written off	3,842	4,288
6.01.01.14	Other provisions	3,705	54,575
6.01.02	Other provisions	-413,721	-670,805
6.01.02.01	Trade receivables - third parties	-66,978	-48,430
6.01.02.02	Trade receivables - third parties	38,075	-109,782
6.01.02.03	Inventories	161,598	-226,215
6.01.02.04	Receivables - related parties	-1,943	0
6.01.02.05	Recoverable taxes	57,644	-690
6.01.02.06	Judicial deposits	-4,310	-2,598
6.01.02.07	Dividends received from related parties	0	205,259
6.01.02.09	Trade payables	-201,233	108,615
6.01.02.10	Payroll and related taxes	23,241	7,920
6.01.02.11	Taxes in installments - REFIS	123,552	-67,415
6.01.02.13	Payables to related parties	9,690	6,488
6.01.02.15	Interest paid	-555,887	-545,210
6.01.02.16	Interest received	12	13,563
6.01.02.18	Interest on swaps paid	0	-633
6.01.02.19	Other	2,818	-11,677
6.02	Net cash used in investing activities	-420	-91,530
6.02.01	Investments	-7,847	-19,818
6.02.02	Purchase of property, plant and equipment	-304,379	-235,967
6.02.03	Capital reduction of the subsidiary and joint venture	486,758	0
6.02.05	Related parties loans	-11,938	-3,860
6.02.06	Receipt of related parties loans	75	168,115
6.02.07	Quotas of exclusive funds	-163,089	0
6.03	Net cash used in financing activities	-1,055,659	-236,819
6.03.01	Borrowings and financing raised	389,540	690,556
6.03.02	Borrowings and financing raised - related parties	0	116,640
6.03.03	Redemption of borrowings	-535,978	-594,833
6.03.04	Redemption of borrowings - related parties	-349,912	-24,312
6.03.05	Dividends and interest on capital paid	-549,829	-424,870
6.03.06	Treasury shares	-9,390	0
6.04	Exchange differences on translating cash and cash equivalents	49,459	0
6.05	Increase in cash and cash equivalents	77,669	34,350
6.05.01	Cash and equivalents at the beginning of the period	3,146,393	206,624
6.05.02	Cash and equivalents at the end of the period	3,224,062	240,974

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2015 to 03/31/2015
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390
5.04.06	Dividends	0	0	-275,000	0	0	-275,000
5.05	Total comprehensive income	0	0	0	392,056	363,013	755,069
5.05.01	Profit for the period	0	0	0	392,056	0	392,056
5.05.02	Other comprehensive income	0	0	0	0	363,013	363,013
5.05.02.04	Translation adjustments for the period	0	0	0	0	176,771	176,771
5.05.02.06	Actuarial gains on defined benefit pension plan, net of taxes	0	0	0	0	125	125
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	468,363	468,363
5.05.02.08	Loss on hedge accounting, net of taxes	0	0	0	0	-282,246	-282,246
5.07	Closing balances	4,540,000	30	846,908	392,056	388,153	6,167,147

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 03/31/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.04	Capital transactions with shareholders	0	0	-425,000	0	0	-425,000
5.04.06	Dividends	0	0	-425,000	0	0	-425,000
5.05	Total comprehensive income	0	0	0	55,334	-470,811	-415,477
5.05.01	Profit for the period	0	0	0	55,334	0	55,334
5.05.02	Other comprehensive income	0	0	0	0	-470,811	-470,811
5.05.02.04	Translation adjustments for the period	0	0	0	0	-44,326	-44,326
5.05.02.07	Actuarial gains on defined benefit pension plan	0	0	0	0	1,710	1,710
5.05.02.08	Available-for-sale assets, net of taxes	0	0	0	0	-428,195	-428,195
5.07	Closing balances	4,540,000	30	2,414,568	55,334	246,161	7,256,093

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Parent Company Statements / Statement of Value Added
(R$ thousand)
Code	Description	Current Quarter 1/1/2015 to 3/31/2015	YTD Prior Year 01/01/2014 to 3/31/2014
7.01	Revenues	3,723,968	4,265,934
7.01.01	Sales of products and services	3,669,030	4,217,900
7.01.02	Other revenues	61,531	49,773
7.01.04	Allowance for (reversal of) doubtful debts	-6,593	-1,739
7.02	Raw materials acquired from third parties	-2,485,835	-2,601,607
7.02.01	Costs of sales and services	-1,950,754	-2,198,768
7.02.02	Materials, electric power, outside services and other	-525,191	-381,414
7.02.03	Impairment/recovery of assets	-1,473	-21,425
7.02.04	Other	-8,417	0
7.02.04.01	Impairment of available-for-sale assets	-8,417	0
7.03	Gross value added	1,238,133	1,664,327
7.04	Retentions	-206,329	-234,661
7.04.01	Depreciation, amortization and depletion	-206,329	-234,661
7.05	Wealth created	1,031,804	1,429,666
7.06	Value added received as transfer	2,634,817	-292,728
7.06.01	Share of profits (losses) of investees	1,442,550	-291,125
7.06.02	Finance income	494,693	8,569
7.06.03	Other	697,574	-10,172
7.06.03.01	Other and exchange variation - gain	697,574	-10,172
7.07	Wealth for distribution	3,666,621	1,136,938
7.08	Wealth distributed	3,666,621	1,136,938
7.08.01	Personnel	329,522	291,687
7.08.01.01	Salaries and wages	251,291	225,733
7.08.01.02	Benefits	60,889	48,979
7.08.01.03	Severance pay fund (FGTS)	17,342	16,975
7.08.02	Taxes, fees and contributions	-277,119	210,515
7.08.02.01	Federal	-319,590	182,960
7.08.02.02	State	40,155	21,361
7.08.02.03	Municipal	2,316	6,194
7.08.03	Lenders and lessors	3,222,162	579,402
7.08.03.01	Interest	862,664	901,650
7.08.03.02	Leases	2,608	2,715
7.08.03.03	Other	2,356,890	-324,963
7.08.03.03.01	Other and exchange variation - loss	2,356,890	-324,963
7.08.04	Shareholders	392,056	55,334
7.08.04.03	Retained earnings (accumulated losses) for the period	392,056	55,334

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 03/31/2015	YTD Previous Year 12/31/2014
1	Total assets	51,568,445	49,767,100
1.01	Current assets	16,314,338	15,935,502
1.01.01	Cash and cash equivalents	9,070,785	8,686,021
1.01.03	Trade receivables	2,009,697	1,753,056
1.01.04	Inventories	3,958,557	4,122,122
1.01.08	Other current assets	1,275,299	1,374,303
1.02	Non-current assets	35,254,107	33,831,598
1.02.01	Long-term receivables	4,257,164	3,598,352
1.02.01.02	Investments measured at amortized cost	42,549	34,874
1.02.01.06	Deferred taxes	3,285,500	2,616,058
1.02.01.09	Other non-current assets	929,115	947,420
1.02.02	Investments	14,250,403	13,665,453
1.02.03	Property, plant and equipment	15,782,164	15,624,140
1.02.04	Intangible assets	964,376	943,653

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Consolidated Financial Statements / Balance Sheet - Liabilities
(R$ thousand)
Code	Description	Current Quarter 3/31/2015	YTD Previous Year 12/31/2014
2	Total liabilities	51,568,445	49,767,100
2.01	Current liabilities	5,522,042	6,362,938
2.01.01	Payroll and related taxes	214,427	219,740
2.01.02	Trade payables	1,555,728	1,638,505
2.01.03	Taxes payable	483,542	318,675
2.01.04	Borrowings and financing	1,745,801	2,790,524
2.01.05	Other payables	890,958	845,109
2.01.06	Provisions	631,586	550,385
2.01.06.01	Provision for tax, social security, labor and civil risks	631,586	550,385
2.02	Non-current liabilities	39,841,003	37,669,187
2.02.01	Borrowings and financing	29,375,089	27,092,855
2.02.02	Other payables	9,154,978	9,315,363
2.02.03	Deferred taxes	246,022	238,892
2.02.04	Provisions	1,064,914	1,022,077
2.02.04.01	Provision for tax, social security, labor and civil risks	239,412	195,783
2.02.04.02	Other provisions	825,502	826,294
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligations	237,735	239,539
2.02.04.02.04	Pension and healthcare plan	587,767	587,755
2.03	Shareholders’ equity	6,205,400	5,734,975
2.03.01	Paid-in capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	846,908	1,131,298
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	724,243	999,243
2.03.04.09	Treasury shares	-238,976	-229,586
2.03.05	Profit /Losses	392,056	0
2.03.08	Other comprehensive income	388,153	25,140
2.03.09	Non-controlling interests	38,253	38,507

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Consolidated Financial Statements / Statements of Income
(R$ thousand)

Code	Description	Current Quarter 01/01/2015 to 03/31/2015	YTD PreviousYear 01/01/2014 to 03/31/2014
3.01	Net revenue from sales and/or services	4,010,252	4,370,878
3.02	Cost of sales and/or services	-3,025,533	-3,034,529
3.03	Gross profit	984,719	1,336,349
3.04	Operating expenses/income	-225,734	-515,899
3.04.01	Selling expenses	-300,830	-189,915
3.04.02	General and administrative expenses	-109,845	-103,853
3.04.04	Other operating income	5,962	7,713
3.04.05	Other operating expenses	-219,499	-184,341
3.04.06	Share of profits (losses) of investees	398,478	-45,503
3.05	Profit before finance income (costs) and taxes	758,985	820,450
3.06	Finance income (costs)	-869,700	-741,199
3.06.01	Finance income	56,136	38,052
3.06.02	Finance costs	-925,836	-779,251
3.06.02.01	Net exchange losses on financial instruments	-65,243	-55,216
3.06.02.02	Finance costs	-860,593	-724,035
3.07	Profit (loss) before taxes on income	-110,715	79,251
3.08	Income tax and social contribution	502,517	-27,155
3.09	Profit from continuing operations	391,802	52,096
3.11	Consolidated profit for the period	391,802	52,096
3.11.01	Attributed to owners of the Company	392,056	55,334
3.11.02	Attributed to non-controlling interests	-254	-3,238
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.28887	0.03796
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.28887	0.03796

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 01/01/2015 to 03/31/2015	YTD PreviousYear 01/01/2014 to 03/31/2014
4.01	Consolidated profit for the period	391,802	52,096
4.02	Other comprehensive income	363,013	-470,811
4.02.01	Actuarial gains on defined benefit plan from investments in subsidiaries	0	1,710
4.02.02	Actuarial (losses) gains on defined benefit pension plan	202	0
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	-77	0
4.02.04	Cumulative translation adjustments for the period	176,771	-44,326
4.02.05	Available-for-sale assets	648,403	-648,780
4.02.06	Income tax and social contribution on available-for-sale assets	-185,595	220,585
4.02.07	Impairment of available-for-sale assets	8,417	0
4.02.08	Income tax and social contribution on impairment of available-for-sale assets	-2,862	0
4.02.09	(Loss) gain on cash flow hedge accounting	-427,645	0
4.02.10	Income tax and social contribution on (loss) gain on cash flow hedge accounting	145,399	0
4.03	Consolidated comprehensive income for the period	754,815	-418,715
4.03.01	Attributed to owners of the Company	755,069	-415,477
4.03.02	Attributed to non-controlling interests	-254	-3,238

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Quarter 01/01/2015 to 3/31/2015	YTD Previous Year 01/01/2014 to 3/31/2014
6.01	Net cash generated by operating activities	1,642,006	576,219
6.01.01	Cash generated from operations	2,268,532	1,121,670
6.01.01.01	Profit for the period attributable to owners of the Company	392,056	55,334
6.01.01.02	Loss for the period attributable to non-controlling interests	-254	-3,238
6.01.01.03	Charges on borrowings and financing	803,433	656,367
6.01.01.04	Charges on loans and financing granted	-5,025	-8,850
6.01.01.05	Depreciation, depletion and amortization	273,502	294,406
6.01.01.06	Share of profits (losses) of investees	-398,478	45,503
6.01.01.07	Deferred income tax and social contribution	-716,476	-96,856
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	124,830	63,089
6.01.01.09	Inflation adjustment and exchange differences, net	1,767,227	68,703
6.01.01.10	Gain on derivative transactions	1,125	3,069
6.01.01.11	Impairment of available-for-sale assets	8,417	0
6.01.01.12	Residual value of permanent assets written off	3,985	4,628
6.01.01.13	Other provisions	14,190	39,515
6.01.02	Changes in assets and liabilities	-626,526	-545,451
6.01.02.01	Trade receivables - third parties	-190,889	114,057
6.01.02.02	Trade receivables - related parties	-9,701	-62,335
6.01.02.03	Inventories	190,195	-220,191
6.01.02.04	Receivables from related parties	0	-17,124
6.01.02.05	Recoverable taxes	33,391	16,329
6.01.02.06	Judicial deposits	-5,535	-2,633
6.01.02.07	Dividends received from related parties	0	202,015
6.01.02.08	Trade payables	-118,373	210,719
6.01.02.09	Payroll and related taxes	33,168	19,989
6.01.02.10	Taxes in installments - REFIS	173,390	-64,240
6.01.02.11	Payables to related parties	1,709	-155
6.01.02.13	Interest paid	-724,617	-731,334
6.01.02.14	Interest received	12	13,563
6.01.02.15	Interest on swaps paid	0	-633
6.01.02.16	Other	-9,276	-23,478
6.02	Net cash generated by (used in) investing activities	413,490	-135,745
6.02.01	Investments	0	-5,846
6.02.02	Purchase of property, plant and equipment	-338,026	-298,490
6.02.03	Capital reduction in subsidiaries	466,758	0
6.02.04	Receipt/payment in derivative transactions	304,401	3,879
6.02.06	Purchase of intangible assets	-105	-257
6.02.07	Intercompany loans	-11,938	-3,860
6.02.08	Receipt of intercompany loans	75	168,115
6.02.09	Short-term investment, net of redeemed amount	-7,675	714
6.03	Net cash used in financing activities	-1,852,855	-104,988
6.03.01	Borrowings and financing raised	391,156	934,146
6.03.02	Redemption of borrowings	-1,597,317	-614,264
6.03.04	Dividends and interest on capital paid	-549,829	-424,870
6.03.05	Capital contribution by non-controlling shareholders	-9,390	0
6.03.06	Buyback of debt securities	-87,475	0
6.04	Exchange differences on translating cash and cash equivalents	182,123	-330,786
6.05	Increase (decrease) in cash and cash equivalents	384,764	4,700
6.05.01	Cash and equivalents at the beginning of the period	8,686,021	9,995,672
6.05.02	Cash and equivalents at the end of the period	9,070,785	10,000,372

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2015 to 3/31/2015

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Consolidated shareholders’ equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390	0	-9,390
5.04.06	Dividend	0	0	-275,000	0	0	-275,000	0	-275,000
5.05	Total comprehensive income	0	0	0	392,056	363,013	755,069	-254	754,815
5.05.01	Profit for the period	0	0	0	392,056	0	392,056	-254	391,802
5.05.02	Other comprehensive income	0	0	0	0	363,013	363,013	0	363,013
5.05.02.04	Translation adjustments for the period	0	0	0	0	176,771	176,771	0	176,771
5.05.02.06	(Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	125	125	0	125
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	468,363	468,363	0	468,363
5.05.02.08	(Loss) gain on hedge accounting, net of taxes	0	0	0	0	-282,246	-282,246	0	-282,246
5.07	Closing balances	4,540,000	30	846,908	392,056	388,153	6,167,147	38,253	6,205,400

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 03/31/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.04	Capital transactions with shareholders	0	0	-425,000	0	0	-425,000	0	-425,000
5.04.06	Dividends	0	0	-425,000	0	0	-425,000	0	-425,000
5.05	Total comprehensive income	0	0	0	55,334	-470,811	-415,477	-3,238	-418,715
5.05.01	Profit for the period	0	0	0	55,334		55,334	-3,238	52,096
5.05.02	Other comprehensive income	0	0	0	0	-470,811	-470,811	0	-470,811
5.05.02.04	Translation adjustments for the period	0	0	0	0	-44,326	-44,326	0	-44,326
5.05.02.07	Actuarial (losses) gains on defined benefit pension plan	0	0	0	0	1,710	1,710	0	1,710
5.05.02.08	Available-for-sale assets, net of taxes	0	0	0	0	-428,195	-428,195	0	-428,195
5.07	Closing balances	4,540,000	30	2,414,568	55,334	246,161	7,256,093	-30,749	7,225,344

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Consolidated Financial Statements / Statement of Value Added
(R$ thousand)

Code	Description	Current Quarter 01/01/2015 to 3/31/2015	YTD Previous Year 01/01/2014 to 3/31/2014
7.01	Revenues	4,752,234	5,236,997
7.01.01	Sales of products and services	4,698,184	5,189,439
7.01.02	Other revenues	61,898	49,906
7.01.04	Allowance for (reversal of) doubtful debts	-7,848	-2,348
7.02	Raw materials acquired from third parties	-3,325,485	-3,309,802
7.02.01	Costs of sales and services	-2,632,493	-2,805,092
7.02.02	Materials, electric power, outside services and other	-683,759	-481,519
7.02.03	Impairment/recovery of assets	-816	-23,191
7.02.04	Other	-8,417	0
7.02.04.01	Impairment of assets available for sale	-8,417	0
7.03	Gross value added	1,426,749	1,927,195
7.04	Retentions	-273,502	-294,406
7.04.01	Depreciation, amortization and depletion	-273,502	-294,406
7.05	Wealth created	1,153,247	1,632,789
7.06	Value added received as transfer	2,234,942	-942,712
7.06.01	Share of profits (losses) of investees	398,478	-45,503
7.06.02	Finance income	56,136	38,052
7.06.03	Other	1,780,328	-935,261
7.06.03.01	Other and exchange variation - gain	1,780,328	-935,261
7.07	Wealth for distribution	3,388,189	690,077
7.08	Wealth distributed	3,388,189	690,077
7.08.01	Personnel	463,793	393,796
7.08.01.01	Salaries and wages	367,509	311,928
7.08.01.02	Benefits	76,047	62,032
7.08.01.03	Severance pay fund (FGTS)	20,237	19,836
7.08.02	Taxes, fees and contributions	-176,470	396,581
7.08.02.01	Federal	-257,857	340,944
7.08.02.02	State	75,959	45,731
7.08.02.03	Municipal	5,428	9,906
7.08.03	Lenders and lessors	2,709,064	-152,396
7.08.03.01	Interest	377,584	814,965
7.08.03.02	Leases	3,962	4,159
7.08.03.03	Other	2,327,518	-971,520
7.08.03.03.01	Other and exchange variation - loss	2,327,518	-971,520
7.08.04	Shareholders	391,802	52,096
7.08.04.03	Retained earnings (accumulated losses) for the period	392,056	55,334
7.08.04.04	Non-controlling interests in retained earnings	-254	-3,238

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Economic Scenario

Global economic activity is showing gradual signs of a recovery. The U.S. economy continues to grow moderately, while most of the European countries managed to reverse in 2014, the shrinkage of recent years.  The emerging economies, however, have been presenting a slower growth pace.

The global Purchasing Managers Index (PMI) closed March at 53.5 points. The IMF expects global GDP growth of 3.5% this year and 3.7% in 2016.

USA

The U.S. activity indicators are pointing to a moderate economic growth. GDP growth of 0.2% in 1Q15 was negatively impacted by the rigorous winter and port strikes on the west coast, which jeopardized exports. The FED estimates 2015 GDP growth of between 2.3% and 2.7%.

Although industrial production fell by 0.6% in March over February, the 12-month figure moved up by 2.0%, with installed capacity use of 78.4%.

Unemployment fell to 5.5% in March, 1.1 p.p. down on the same month last year and within the 5.2% to 5.5% band considered by most of the FOMC (the FED’s Monetary Policy Committee) to be full employment.

In the 12 months through March, the Consumer Price Index dipped by 0.2%, well below the FOMC’s target of 2% p.a.

Given this scenario, at its last meeting in April the FOMC deemed it appropriate to maintain interest rates at between 0 and 0.25% until the labor market improves and inflation converges towards the 2% p.a. target.

Europe

The Eurozone is showing signs of a recovery in activity, with the adoption of an expansionist monetary policy by the ECB. The block’s compound PMI reached 54.0 points in March 2015, versus 53.3 points in February, while industrial production increased by 1.1% in February over previous month.

According to Eurostat, unemployment rate was 11.3% in March 2015, flat over the previous month, but below the 11.7% recorded in March of last year. Of the member nations, Germany posted the lowest rate, with 4.7%, while Greece and Spain had the highest, with 25.7% and 23%, respectively.

Also according to Eurostat, retail sales fell by 0.2% in February 2015 over January but moved up by 3% year-on-year.

In the UK, manufacturing PMI closed March at 54.4 points, the highest figure for the last eight months. According to the British Treasury, the consensus of estimates points to GDP growth of 2.7% in 2015. The consumer price index edged up by 0.3% in 1Q15 over 1Q14.

Asia

China has been showing signs of a slowdown in growth. Preliminary figures from the Chinese Bureau of Statistics indicate GDP expansion of 7.0% in 1Q15, versus 7.4% in 1Q14, but still within the target defined by the government. Manufacturing PMI, disclosed by HSBC, has been signaling a deterioration in economic conditions since December 2014 and closed March at 49.6 points.

The growth rate of Investments in fixed assets fell from 17.6% in 1Q14 to 13.5% in 1Q15, while industrial production growth of 5.6% in the 12 months through March 2015 was below the average of 7.9% recorded in the previous 12 months.

The deceleration in the construction industry was even more apparent. According to the National Bureau of Statistics, sector investments increased by 8.5% in 1Q15, close to half the 16.8% recorded in 1Q14.

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Given this scenario, the Chinese government once again reduced the reserve requirements rate by 1 p.p. and further monetary and fiscal stimuli are expected ahead.

Japan continued to stage a moderate recovery. Manufacturing PMI fell to 50.3 points in March 2015 from 51.6 points in the previous month, while retail sales declined from 1.3% in January 2015 over December 2014. Despite the government measures to stimulate the economy, inflation remained below the target of 2% p.a. determined by the Japanese Central Bank, whose Monetary Policy Committee estimates GDP growth of between 1.5% and 2.1% in 2015.

Brazil

Against a background of political uncertainty, Brazil’s economy slowed, accompanied by increased inflation, higher interest rates and the depreciation of the currency.

GDP in 2014 remained virtually flat over the previous year, while in the 12 months through February 2015, the seasonally-adjusted Central Bank Economic Activity Index (IBC-Br) fell by 0.6%.

According to a survey by the CNI (National Confederation of Industry), industrial production fell in March, with the index closing at 48.2 points, under 50 points.

The Central Bank’s FOCUS report estimates GDP shrinkage of 1.18% in 2015, followed by growth of 1.0% in 2016.

Inflation measured by the IPCA consumer price index increased by 1.32% in March, giving 8.13% in 12 months, above the ceiling of the inflationary target defined by the Monetary Policy Committee (COPOM). As a result, the COPOM has been maintaining a restrictive monetary policy, raising the Selic benchmark interest rate by 0.5 p.p. to 13.25% p.a. at its last meeting in April. The FOCUS report expects 2015 inflation of 8.26%, with a Selic of 13.50% at year-end.

On the foreign exchange front, the dollar appreciated by 20.8% against the real in 1Q15, closing March at R$3.208.

Macroeconomic Projections

	2015	2016
IPCA (%)	8.26	5.60
Commercial dollar (final) – R$	3.20	3.30
SELIC (final - %)	13.50	11.50
GDP (%)	-1.18	1.00
Industrial Production (%)	-2.50	1.50

Source: FOCUS BACEN                       Base: April 30, 2015

Net Revenue

Consolidated net revenue totaled R$4,010 million in 1Q15, 5.0% up on the previous quarter, chiefly due to higher net revenue from the steel segment, which offset the reduction in revenue from the mining segment.

Cost of Goods Sold (COGS)

In 1Q15, consolidated COGS came to R$3,025 million, 4% more than in 4Q14, mainly due to lower steel product sales volume.

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Gross Profit

Gross profit totaled R$985 million in 1Q15, 7% up on the previous three months, primarily due to the gross profit from the steel segment.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$411 million in 1Q15, 9% down on the R$450 million recorded in 4Q14, mainly due to lower expenses with iron ore freight, given the Company’s sales strategy.

Other Operating Expenses (Revenues) amounted to R$214 million in 1Q15, 28% less than the R$295 million posted in quarter before, basically due to the non-recurring negative impact of R$133 million in 4Q14, related to the reclassification of accrued losses from investments in shares recorded as available for sale, partially offset by the addition of tax provisions of R$34 million in 1Q15.

EBITDA

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses).

Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI.

Adjusted EBITDA totaled R$911 million in 1Q15, 10% down on 4Q14, basically due to the EBITDA from the steel and mining segments. The adjusted EBITDA margin EBITDA came to 22%, 3 p.p. down on the previous quarter.

Equity Result

The 1Q15 equity result totaled R$398 million, 62%, or R$152 million more than in 4Q14, essentially due to the positive result from the joint controlled entity, Namisa.

Financial Result and Net Debt

The 1Q15 net financial result was negative by R$870 million, chiefly due to the following factors:

•         Interest on loans and financing totaling R$803 million;

•         Expenses of R$11 million with the monetary restatement of tax installments;

•         Other financial expenses totaling R$47 million;

•         Monetary and exchange variations amounting to R$65 million;

These negative effects were partially offset by consolidated financial revenues of R$56 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the impact from the partial spin-off of Transnordestina Logística S/A.

On March 31, 2015, consolidated net debt came to R$20.0 billion, R$1.1 billion more than the R$18.9 billion recorded at the end of 4Q14, mainly due to:

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•         Dividend payments of R$0.5 billion;

•         Investments of R$0.4 billion in fixed assets;

•         A R$0.7 billion effect related to the cost of debt;

•         Net foreign exchange variation of R$0.4 billion.

These effects were partially offset by 1Q15 EBITDA of R$0.9 billion.

The net debt/EBITDA ratio based on LTM adjusted EBITDA closed the first quarter at 4.8x, 0.8x up on the ratio recorded at the end of the previous quarter.

Net Income

CSN posted consolidated net income of R$392 million in 1Q15, R$325 million higher than in 4Q14, primarily due to the upturn in gross profit, reduced operating expenses, the improved equity result and the timing difference between the tax and accounting treatment of the foreign exchange variation.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI. The Company has ceased consolidating its interest in Transnordestina Logística S/A, due to the latter’s partial spin-off at the end of 2013, and the consequent entry into effect of the new shareholders’ agreement.

CSN invested R$407 million in 1Q15, allocated as follows:

✓ Mining: R$123 million;

✓ Steel: R$121 million;

✓ Cement: R$90 million;

✓ Logistics: R$73 million.

Working Capital

At the close of 1Q15, working capital allocated to the Company’s businesses totaled R$2.65 billion, very close to the end-of-2014 figure, given that the increase in accounts receivable and the reduction in the suppliers line were virtually offset by the reduction in inventories, due to the sending of finished products to the subsidiaries abroad and the upturn in taxes payable. The inventory turnover period narrowed by 11 days, offsetting the 5-day increase in the average receivables period and the 6-day reduction in the average supplier payment period.

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WORKING CAPITAL (R$ MM)	1Q14	4Q14	1Q15	Change 1Q15 x 4Q14	Change 1Q15 x 1Q14
Assets	4,126	5,006	5,153	147	1,027
Accounts Receivable	1,621	1,651	1,901	250	280
Inventory (*)	2,415	3,296	3,115	-181	700
Advances to Taxes	89	59	137	78	48
Liabilities	1,616	2,373	2,499	126	883
Suppliers	1,105	1,672	1,589	-83	484
Salaries and Social Contribution	196	340	374	34	178
Taxes Payable	286	338	512	174	226
Advances from Clients	30	23	24	1	(5)
Working Capital	2,510	2,633	2,654	22	145

TURNOVER RATIO Average Periods	1Q14	4Q14	1Q15	Change 1Q15 x 4Q14	Change 1Q15 x 1Q14
Receivables	28	31	36	5	8
Supplier Payment	33	53	47	-6	14
Inventory Turnover	72	104	93	-11	21
Cash Conversion Cycle	67	82	82	0	15
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Usina Presidente Vargas	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	-MRS	Arcos	Itasa
Paraná	Tecar	-FTL
LLC	ERSA
Lusosider
Prada (Distribution and		Port:
Packaging)		-Sepetiba Tecon
Metalic
Long Steel (UPV)
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

Net Revenue by Segment – 1Q15 (R$ million)

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Adjusted EBITDA by Segment – 1Q15 (R$ million)

Results by Segment

R$ million								1Q15
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,123	658	47	251	64	101	(233)	4,010
Domestic Market	2,011	38	47	251	64	101	(271)	2,241
Foreign Market	1,112	620					38	1,769
Cost of Goods Sold	(2,366)	(567)	(31)	(180)	(47)	(67)	231	(3,026)
Gross Profit	758	91	16	71	17	34	(2)	985
Selling, General and Administrative Expenses	(232)	(21)	(6)	(23)	(6)	(15)	(108)	(411)
Depreciation	158	86	3	45	4	9	(41)	264
Proportional EBITDA of Jointly Controlled Companies							73	73
Adjusted EBITDA	683	156	13	93	15	28	(78)	911

R$ million								4Q14
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,734	831	56	267	76	109	(254)	3,820
Domestic Market	1,971	54	56	267	76	109	(286)	2,247
Foreign Market	763	777	-	-	-	-	32	1,573
Cost of Goods Sold	(2,021)	(734)	(40)	(173)	(47)	(72)	187	(2,899)
Gross Profit	714	98	16	95	29	37	(67)	921
Selling, General and Administrative Expenses	(192)	(12)	(6)	(38)	(5)	(17)	(181)	(450)
Depreciation	201	113	3	49	4	10	(43)	338
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	202	202
Adjusted EBITDA	723	199	13	106	28	30	(89)	1,010

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 400 million tonnes in 1Q15, 1.8% less than in the same period last year, with China, responsible for 200 million tonnes, recording a 1.7% downturn. Existing global capacity use fell by 1 p.p. in March/2015 over the close of 2014 to 71.6%.

The WSA expects apparent steel consumption to edge up by 0.5% worldwide in 2015 and dip by 0.5% in China.

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According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 8.4 million tonnes in 1Q15, 0.7% up on 1Q14, while rolled flat output totaled 6.6 million tonnes, up by 4.4% in the same period last year.

Apparent domestic steel product consumption amounted to 6.1 million tonnes in 1Q15, 2.7% less than in 1Q14, while sales of rolled flat and long steel, both produced in the country totaled 5.1 million tonnes, down by 5.1% over 1Q14.

On the other hand, imports of long and flat steel came to 1.0 million tonnes in 1Q15, 13% more than in 1Q14, while exports climbed by 39% to 2.8 million tonnes.

The IABr estimates domestic sales of 19.1 million tonnes, 8% less than in 2014, accompanied by a 8% decline in apparent consumption to 22.7 million tonnes. On the other hand, imports are expected to fall by 6% to 3.6 million tonnes, with exports increasing by 38% to 13.5 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 663,000 units in 1Q15, 16% down on 1Q14, while domestic sales in 1Q15 came to 674,000 units, down by 17% in the same period last year, reflecting the slowdown in domestic economic activity. Also according to ANFAVEA, exports amounted to 79,000 units in 1Q15, up by 6% over the same quarter last year.

FENABRAVE (the Vehicle Distributors’ Association), on the other hand, estimated a 15% year-on-year reduction in sales in 1Q15, led by the truck segment with a decline of 36%.

ANFAVEA expects vehicle production and sales to fall by 10% and 13%, respectively, in 2015, accompanied by a 1% upturn in exports.

Construction

According to SECOVI (the São Paulo Residential Builders’ Association), new residential real estate launches in the city of São Paulo totaled 1,418 units in the first two months of 2015, 4.8% up on the 1,353 units recorded in the same period last year. In the 12 months through February 2015, however, there was a 1% year-on-year reduction to 31,679 units.

According to ABRAMAT (the Construction Material Manufacturers’ Association), domestic sales of building materials fell by 8.8% in 1Q15 over 1Q14, reflecting reduced building activity in the real estate and infrastructure areas. The Association expects sales to inch up by 1% in 2015.

Home Appliances

Production by the home appliance industry fell by 10% in the first two months of 2015 over the same period the year before, due to the reduced pace of economic activity.

Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association) expects a 15% decline in the sale of stoves, automatic washing machines and refrigerators in 1Q15.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), flat steel purchases by distributors in 1Q15 totaled 1.0 million tonnes, 6.1% down year-on-year.

Domestic sales by the associated network came to 982,000 tonnes, 16% less than in 1Q14. On the other hand, inventories closed March at 1.1 million tonnes, 1.8% up on the previous month and representing 3.2 months of sales.

INDA expects domestic flat steel sales by distributors to fall by 5% in 2015.

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Sales Volume

CSN sold 1.4 million tonnes of steel in 1Q15, 12% up on 4Q14. Of this total, 63% went to the domestic market, 34% were sold by overseas subsidiaries and 3% went to exports.

Domestic Sales Volume

Domestic steel sales totaled 881,000 tonnes in 1Q15, 2% more than in 4Q14.

Foreign Sales Volume

Foreign steel sales amounted to 526,000 tonnes in 1Q15, 36% up on the previous three months. Of this total, the overseas subsidiaries sold 476,000 tonnes, 212,000 tonnes of which by SWT, 84,000 tonnes by Lusosider and 180,000 tonnes by LLC, continuing with the Company’s strategy begun in 4Q14 of increasing its sales abroad. Direct exports came to 50,000 tonnes in 1Q15.

Prices

Net revenue per tonne averaged R$2,162 in 1Q15, 1% higher than the 4Q14 average.

Net Revenue

Net revenue from steel operations totaled R$3,123 million, a 14% improvement over 4Q14, chiefly due to the upturn in sales volume.

Cost of Goods Sold (COGS)

Steel segment COGS came to R$2,366 million in 1Q15, 17% up on the previous quarter, also mainly due to the increase in sales volume.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$683 million in 1Q15, with an adjusted EBITDA margin of 22%.

Production (Parent Company)

The Presidente Vargas Steelworks (UPV) produced 1.1 million tonnes of crude steel in 1Q15, 5% more than in 4Q14, while consumption of slabs purchased from third parties fell by 29% to 69,000 tonnes.

Production of rolled steel came to 1.0 million tonnes, virtually flat over the previous quarter.

Flat Steel Production (in Thousand t)	1Q14	4Q14	1Q15	Change
				1Q15 x 1Q14	1Q15 x 4Q14
Crude Steel - P. Vargas Mill (flat steel)	1,098	1,063	1,115	2%	5%
Purchased Slabs from Third Parties	102	97	69	-32%	-29%
Total Crude Steel	1,200	1,160	1,184	-1%	2%
Total Rolled Products	1,054	1,051	1,020	-3%	-3%

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Production Costs (Parent Company)

In 1Q15, the Presidente Vargas Steelworks’ total production costs came to R$1.55 billion, 3% up on 4Q14, chiefly due the R$84 million rise in expenses with reducing agents as a result of the devaluation of the real, and higher consumption of imported coke due to the revamp of the coke plants, partially offset by the R$42 million reduction in depreciation expenses as a result of the revision of the working life of fixed assets carried out at the end of 2014.

STEEL PRODUCTION COSTS (Parent Company)

Mining

Scenario

In 1Q15, prices in the seaborne iron ore market continued to fall, reaching their lowest levels since the index was created in mid-2008. On the supply side, high output from the main Australian mining companies and the resilience of the high-cost producers were chiefly responsible for the decline. On the demand side, the slowdown on the real estate sector and the reduced pace of industrial activity in China jeopardized local demand for steel, limiting steel production and iron ore consumption growth.

Given this scenario, the Platts Fe62% CFR China index averaged US$62.40/dmt in 1Q15, 16% down on the 4Q14 average. The iron ore quality premium varied between US$1.10/dmt and US$1.30/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route fell by a hefty 44% over 4Q14, averaging US$10.56/wmt.

Considering the significant drop in seaborne iron ore prices , CSN is focused on several measures to reduce its production costs , including extraction and processing of seaborne iron ore and port and freight costs, to remain among the most competitive mining companies of the world.

Brazil exported 79 million tonnes of iron ore in the first quarter, 17% down on 4Q14.

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Iron Ore Sales

Iron ore sales totaled 5.4 million tonnes1 in 1Q15, 28% less than in the previous quarter, given the optimization of the product mix. Of this total, 4.8 million tonnes came from Casa de Pedra mine and 0.6 million tonnes from Namisa1. The Tecar terminal shipped 6.3 million tonnes, while own consumption came to 1.4 million tonnes.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations came to R$658 million in 1Q15, 21% down on the quarter before, due to the decline in international iron ore prices and the reduction in sales volume, partially offset by the devaluation of the real and improvement in the product mix.

Cost of Goods Sold (COGS)

Mining COGS totaled R$567 million in 1Q15, 23% less than in 4Q14 due to the cost reduction programs implemented by the Company, lower costs with iron ore purchases from third-parties, and the reduction in sales volume.

Adjusted EBITDA

Adjusted first-quarter EBITDA came to R$156 million, 22% down on 4Q14, with an adjusted EBITDA margin of 24%, identical to the previous quarter’s figure.

Logistics

Scenario

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 969 million tonnes in 2014, 4.3% up on the year before. Bulk solids totaled 590 million tonnes and containers came to 9.3 million TEUs1, 3.7% and 4.7% more, respectively, than in 2013.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

Net revenue from railway logistics totaled R$251 million in 1Q15, COGS came to R$180 million and adjusted EBITDA amounted to R$93 million, with an adjusted EBITDA margin of 37%.

Port Logistics

In the first quarter, net revenue from port logistics came to R$47 million, COGS totaled R$31 million and adjusted EBITDA amounted to R$13 million, with an adjusted EBITDA margin of 28%.

Cement

Scenario

According to the IBGE’s Monthly Industrial Survey, Brazilian cement production in the first two months of 2015 fell by 8.9% year-on-year, chiefly due to the impacts of the slowdown in economic activity.

Analysis of Results

In 1Q15, cement sales totaled 525,000 tonnes, 4% down on 4Q14 due to sales seasonality, but 7% up on 1Q14. Net revenue came to R$101 million and COGS amounted to R$66 million, generating adjusted EBITDA of R$28 million and an adjusted EBITDA margin of 28% in 1Q15, a 1 p.p. improvement over 4Q14.

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Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 121 TWh in 1Q15, 0.6% down year-on-year. In 1Q15, the commercial and residential segments posted respective growth of 1.6% and 1.4%, while the industrial segment recorded a 3.9% decline.

Analysis of Results

In the first quarter, net revenue from the energy segment amounted to R$64 million and COGS totaled R$47 million, generating adjusted EBITDA of R$15 million and an adjusted EBITDA margin of 24%.

Capital Market

CSN’s shares appreciated by 5% in 1Q15, while the IBOVESPA moved up by 2% in the same period. Daily traded volume in CSN’s shares on the BM&F Bovespa averaged around R$30 million. On the NYSE, CSN’s ADRs fell by 13%, versus the Dow Jones’ 0.3% decline. On the NYSE, daily traded volume of CSN’s ADRs averaged US$5 million.

Capital Markets - CSNA3 / SID
1Q15
N# of shares	1,387,524
Market Capitalization
Closing price (R$/share)	5.43
Closing price (US$/ADR)	1.68
Market Capitalization (R$ million)	7,534
Market Capitalization (US$ million)	2,331
Total return including dividends and interest on equity
CSNA3	5%
SID	-13%
Ibovespa	2%
Dow Jones	-0.3%
Volume
Average daily (thousand shares)	5,879
Average daily (R$ Thousand)	30,397
Average daily (thousand ADRs)	2,971
Average daily (US$ Thousand)	5,329
Source: Economática

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 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries. CSN holds the concession to operate TECAR a solid bulk terminal, one of the four terminals that form the Port of Itaguai, located in Rio de Janeiro. Imports of coal and coke are made through this terminal.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties.

Iron ore is substantially sold in the international market, especially in Europe and Asia. The prices in force in these markets are historically cyclical and subject to significant fluctuations over short periods as a result of many factors related to global demand, to the strategies adopted by major steel producers and to the exchange rate. All these factors are beyond the Company's control. The outflow of the ore is done by TECAR.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S. A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém (Railway System II) and FTL being responsible for the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau and Propriá - Jorge Lins (Railway System I).

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Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

Note 23 - Segment Information provides a breakdown of financial information by business segment of CSN

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The individual and consolidated condensed interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission).

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2014, filed with the CVM.

These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2014.

Therefore, in these condensed interim financial statements the following notes were not repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 25 – Employee benefits

Note 27 - Commitments

The individual and consolidated condensed interim financial statements were approved by the Board of Directors on May 4, 2015.

2.b) Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of March 31, 2015, US$1 is equivalent to R$3.2080 (R$2.6562 as of December 31, 2014), €1 is equivalent to R$3.4457 (R$3.2270 as of December 31, 2014).

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2.c) Basis of consolidation

The accounting practices were evenly applied to all consolidated companies. The consolidated condensed interim financial statements for the period ended March 31, 2015 and the year ended December 31, 2014 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds as described below:

•           Companies

	Equity interests (%)
Companies	3/31/2015	12/31/2014	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Cimentos S.A.	100.00	100.00	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	88.41	88.41	Railroad logistics

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	100.00	100.00	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Dormant company
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests
CSN Asia Limited	100.00	100.00	Commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
Transnordestina Logística S.A.	62.64	62.64	Railroad logistics

Indirect interest in joint ventures: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Namisa Asia Limited	60.00	60.00	Commercial representation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and equity interests

(*) Dormant companies. Therefore, they were not presented in the Note 7.a, in which are disclosed only the companies accounted for under the equity method.

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•           Exclusive funds

	Equity interests (%)
Exclusive funds	3/31/2015	12/31/2014	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund (*)	100.00		Investment fund

(*) In March 2015, the Company made a partial spin-off of certain financial assets, from Diplic fund to VR1 fund managed by BTG Pactual Serviços Financeiros S.A. DTVM.

3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Current
Cash and cash equivalents
Cash and banks	209,220	192,595	31,330	14,638

Short-term investments
In Brazil:
Government securities	210,162	246,407	150,447	205,304
Private securities	472,921	486,730	245,011	264,500
	683,083	733,137	395,458	469,804
Abroad:
Time deposits	8,178,482	7,760,289	2,797,274	2,661,951
Total short-term investments	8,861,565	8,493,426	3,192,732	3,131,755
Cash and cash equivalents	9,070,785	8,686,021	3,224,062	3,146,393

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, which were consolidated, with repurchase agreements backed by government and private securities, with fixed rate yield and immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. The funds’ investments were also consolidated in the individual financial statements.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks, bearing fixed rates. Additionally, in 2015 there were capital reductions in the subsidiaries Nacional Minérios and Cia Metalic, in the amount of R$486,758. (See note 7 (b).)

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4.     TRADE RECEIVABLES

	Consolidated		Parent Company
	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Trade receivables
Third parties
Domestic market	946,725	861,518	554,651	548,417
Foreign market	888,225	762,935	118,179	87,668
	1,834,950	1,624,453	672,830	636,085
Allowance for doubtful debts	(135,071)	(127,223)	(100,129)	(93,536)
	1,699,879	1,497,230	572,701	542,549
Related parties (Note 16 - b)	201,203	153,737	1,138,092	969,343
	1,901,082	1,650,967	1,710,793	1,511,892

Other receivables
Dividends receivable (Note 16 - b)	59,430	59,470	67,513	67,553
Advances to employees	29,410	32,743	20,410	22,977
Other receivables	19,775	9,876	2,017	2,076
	108,615	102,089	89,940	92,606
	2,009,697	1,753,056	1,800,733	1,604,498

In accordance with CSN’ internal sales policy and the maintenance of its short-term receivables (up to 7 days), the Company has transactions relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$331,395 as of March 31, 2015 (R$264,411 as of December 31, 2014), less the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

	Consolidated		Parent Company
	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Not past due	1,451,783	1,284,824	539,106	464,322
Past-due up to180 days	265,580	236,843	41,691	90,612
Past-due over 180 days	117,587	102,786	92,033	81,151
	1,834,950	1,624,453	672,830	636,085

The changes in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Opening balance	(127,223)	(114,172)	(93,536)	(88,518)
Estimated losses	(11,052)	(25,305)	(9,035)	(15,915)
Recovery of receivables	3,204	12,254	2,442	10,897
Closing balance	(135,071)	(127,223)	(100,129)	(93,536)

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5.     INVENTORIES

		Consolidated		Parent Company
	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Finished goods	1,270,175	1,270,182	768,969	794,223
Work in progress	932,995	858,811	810,335	733,759
Raw materials	795,330	1,006,620	465,860	621,450
Storeroom supplies	965,960	949,062	834,323	825,983
Iron ore	106,015	147,699	106,015	147,699
Advances to suppliers	2,560	2,329	1,760	1,741
(-) Provision for losses	(114,478)	(112,581)	(88,449)	(88,056)
	3,958,557	4,122,122	2,898,813	3,036,799

Changes in the allowance for inventory losses are as follows:

		Consolidated		Parent Company
	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Opening balance	(112,581)	(102,185)	(88,056)	(83,426)
Provision for losses/reversals of slow-moving and obsolete inventories (Note 21)	(1,897)	(10,396)	(393)	(4,630)
Closing balance	(114,478)	(112,581)	(88,449)	(88,056)

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6.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Judicial deposits (Note 14)			294,339	288,804			244,212	239,902
Credits with the PGFN (1)			83,125	81,792			83,125	81,792
Recoverable taxes (2)	594,315	598,497	126,407	155,616	424,672	453,258	58,988	88,046
Prepaid expenses	60,601	36,226	31,948	33,323	48,987	24,151	14,875	15,620
Actuarial asset - related party (Note 16 b)			97,188	97,173			96,717	96,914
Derivative financial instruments (Note 11 I)	354,650	174,611
Exclusive fund quotas (3)					307,107	144,018
Securities held for trading (Note 11 I)	10,889	13,798			7,525	9,451
Ore inventory (4)			144,483	144,483			144,483	144,483
Northeast Investment Fund - FINOR			8,452	8,452			8,452	8,452
Other receivables (Note 11 I)			902	1,347			1,538	1,450
Loans with related parties (Note 16 b)	220,414	517,493	125,730	117,357	116,349	106,218	59,309	52,619
Other receivables from related parties (Note 16 b)	12,674	15,780	5,596	7,037	164,575	168,035	335,736	329,330
Other	21,756	17,898	10,945	12,036			10,169	11,770
	1,275,299	1,374,303	929,115	947,420	1,069,215	905,131	1,057,604	1,070,378

1 Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

2 Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

3. Refers to derivatives transactions managed by exclusive funds.

4. Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017.

7.     INVESTMENTS

The information related to the description of activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of March 31, 2015.

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7.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

		03/31/2015							12/31/2014				03/31/2014
Companies		Number of
		shares held by CSN		%				Profit	%				Profit
		in units)		Direct equity			Shareholders'	(loss)	Direct equity			Shareholders'	(loss)
		Common	Preferred	interest	Assets	Liabilities	equity	for the period	interest	Assets	Liabilities	equity	for the period
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	7,341,132	7,158,885	182,247	535,768	100.00	7,214,810	7,568,331	(353,521)	(30,863)
CSN Islands VIII Corp.	(*)												(497)
CSN Islands IX Corp.		3,000,000		100.00	1,918		1,918	(3)	100.00	1,113,075	1,111,155	1,920	(175)
CSN Islands X Corp.		1,000		100.00	22	74,948	(74,926)	(13,313)	100.00	20	61,633	(61,613)	1,426
CSN Islands XI Corp.		50,000		100.00	2,644,817	2,635,245	9,572	1,129	100.00	2,236,207	2,227,764	8,443	(341)
CSN Islands XII Corp.		1,540		100.00	2,390,398	3,211,448	(821,050)	(163,227)	100.00	2,000,851	2,658,674	(657,823)	(16,706)
CSN Minerals S.L.U.		3,500		100.00	4,514,124	16,915	4,497,209	361,209	100.00	4,151,169	15,169	4,136,000	(166,518)
CSN Export Europe, S.L.U.		3,500		100.00	1,132,893	5,106	1,127,787	199,939	100.00	930,973	3,125	927,848	(28,876)
CSN Metals S.L.U.		16,504,020		100.00	1,026,656	36,607	990,049	175,297	100.00	846,160	31,408	814,752	(48,067)
CSN Americas S.L.U.		3,500		100.00	1,774,013	21,684	1,752,329	114,374	100.00	1,588,221	23,490	1,564,731	(60,728)
CSN Steel S.L.U.		22,042,688		100.00	2,321,453	1,485,808	835,645	(145,990)	100.00	2,152,431	1,274,343	878,088	(43,363)
Sepetiba Tecon S.A.		254,015,052		99.99	365,854	123,588	242,266	6,723	99.99	358,321	122,778	235,543	16,760
Mineração Nacional S.A.		999,999		99.99	1,122	22	1,100	25	99.99	1,097	22	1,075	20
Estanho de Rondônia S.A.		51,665,047		99.99	36,373	16,751	19,622	(1,456)	99.99	35,101	14,023	21,078	(3,020)
Cia Metalic Nordeste		92,459,582		99.99	174,446	38,328	136,118	3,397	99.99	187,571	34,849	152,722	2,464
Companhia Metalúrgica Prada		78,283,207		99.99	647,227	482,956	164,271	(26,240)	99.99	618,212	427,701	190,511	(19,114)
CSN Cimentos S.A.		3,734,582,665		100.00	1,177,538	67,876	1,109,662	16,493	100.00	1,088,997	64,652	1,024,345	15,538
Congonhas Minérios S.A.		64,610,862		99.99	2,058,032	2,075,908	(17,876)	(2,274)	99.99	1,996,460	2,012,062	(15,602)	(1,511)
CSN Energia S.A.		43,149		99.99	84,685	17,502	67,183	7,913	99.99	73,569	14,299	59,270	9,115
FTL - Ferrovia Transnordestina Logística S.A.		306,241,571		88.41	554,841	263,030	291,811	(1,935)	88.41	566,259	272,513	293,746	(1,896)
Companhia Florestal do Brasil		21,120,514		99.99	29,505	8,531	20,974	(1)	99.99	29,471	8,495	20,976
Joint ventures
Nacional Minérios S.A.	(**)	285,040,443		60.00	9,892,166	491,418	9,400,748	396,481	60.00	10,113,587	642,561	9,471,026	82,767
Itá Energética S.A.		253,606,846		48.75	317,913	15,255	302,658	932	48.75	316,345	14,618	301,727	3,754
MRS Logística S.A.		52,414,154	40,301,916	27.27	1,970,813	1,179,022	791,791	15,232	27.27	1,959,145	1,182,454	776,691	18,271
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	15,063	13,557	1,506	(1,975)	50.00	18,678	15,196	3,482	(110)
CGPAR - Construção Pesada S.A.		50,000		50.00	57,482	48,310	9,172	2,612	50.00	61,689	55,129	6,560	2,636
Transnordestina Logística S.A.		22,701,071	1,397,545	62.64	4,205,614	2,916,246	1,289,368	(7,569)	62.64	4,115,120	2,818,184	1,296,936	(7,035)
Fair Value allocated to Transnordestina							659,105					659,105
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	61,870	44,930	16,940	211	20.00	60,101	44,429	15,672	(2,416)
					44,797,970	22,449,876	23,007,199	1,473,752		43,833,640	22,719,057	21,773,688	(278,485)
Classified as available-for-sale
Usiminas							1,938,002					1,340,896
Panatlântica							31,618					31,589
							1,969,620					1,372,485
Other investments
Profits on subsidiaries' inventories							(132,707)	(32,085)				(100,622)	(11,658)
Other							65,019	883				65,019	(982)
							(67,688)	(31,202)				(35,603)	(12,640)
Total investments							24,909,131	1,442,550				23,110,570	(291,125)

Classification of investments in the balance sheet
Investments in assets							25,822,983					24,199,129
Investments with negative equity							(913,852)					(1,088,559)
							24,909,131					23,110,570

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the period refer to the equity interests held by CSN in those companies.

(*) Company extinguished in 2014.

(**) The assets and liabilities refer to the consolidated balance sheet.

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7.b) Changes in investments in subsidiaries, joint ventures, joint operations, associates, and other investments

		Consolidated		Parent Company
	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Opening balance of investments	13,665,453	13,487,023	24,199,129	27,005,592
Opening balance of provision for impairment loss			(1,088,559)	(1,231,511)
Capital increase/acquisition of shares		10,279		93,960
Capital reduction (1)	(466,758)		(486,758)	(3,120,344)
Dividends	39	395,307	39	275,731
Comprehensive income (2)	648,403	(970,266)	842,730	(1,011,188)
Share of profits of investees (3)	403,264	743,119	1,442,550	1,098,243
Other	2	(9)		87
Closing balance of investments	14,250,403	13,665,453	25,822,983	24,199,129
Closing balance of provision for impairment loss			(913,852)	(1,088,559)
Total	14,250,403	13,665,453	24,909,131	23,110,570

1.   Refers to capital reduction in the companies Nacional Minérios S.A. and Cia Metalic Nordeste, in 2015. In 2014, refers to capital reduction in the subsidiaries CSN Steel, CSN Americas, CSN Metals, CSN Minerals and CSN Export.

2.   Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments, the functional currency of which is not the Brazilian reais.

3.   The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies:

		Consolidado
	3/31/2015	12/31/2014
Equity in results of affiliated companies
Nacional Minérios S.A.	396,481	673,060
MRS Logística S.A.	15,060	102,476
CBSI - Companhia Brasileira de Serviços de Infraestrutura	(1,976)	572
Transnordestina	(7,569)	(27,465)
Arvedi Metalfer do Brasil	1,268	(5,524)
	403,264	743,119
Eliminations
To cost of sales	(7,919)	(45,812)
To net sales	668	50,261
To finance costs (a)		(628,629)
To income taxes	2,465	212,221
Adjusted share of profit of joint ventures	398,478	331,160

(a)    As disclosed in note 7 (c) and note 16 (b), the Company signed an investment agreement for the new strategic alliance with the Asian Consortium. As a result, Namisa suspended the recognition of interest on the advances made for the operational agreements between CSN and Namisa.

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7.c) Investments in joint ventures and joint operations

The balances of the balance sheets and income statements of the companies under shared control are stated below:

					03/31/2015						12/31/2014
	Joint-Venture				Joint-Operation		Joint-Venture				Joint-Operation
Equity interest (%)	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	5,175,151	223,929	2,534	293,119	41,662	23,774	5,499,139	266,905	925	511,586	31,436	27,253
Advances to suppliers	376,559	9,628	135		246	215	250,469	13,994	98		364	337
Other current assets	265,491	557,882	21,574	56,595	17,974	36,494	309,054	532,016	30,164	54,196	15,859	32,146
Total current assets	5,817,201	791,439	24,243	349,714	59,882	60,483	6,058,662	812,915	31,187	565,782	47,659	59,736
Non-current assets
Advances to suppliers	9,098,231						9,236,170
Other non-current assets	133,438	571,962	87	278,461	32,046	312	129,504	503,849	86	253,307	32,371	85
Investments, PP&E and intangible assets	1,438,074	5,863,795	5,795	6,085,584	560,202	54,168	1,431,643	5,867,645	6,083	5,750,208	568,883	63,557
Total non-current assets	10,669,743	6,435,757	5,882	6,364,045	592,248	54,480	10,797,317	6,371,494	6,169	6,003,515	601,254	63,642
Total assets	16,486,944	7,227,196	30,125	6,713,759	652,130	114,963	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378

Current liabilities
Borrowings and financing	60,082	391,451		190,206		17,898	368,818	382,332		187,331		25,520
Other current liabilities	455,382	756,666	25,897	173,452	31,293	49,545	429,345	851,850	27,718	84,594	29,986	52,744
Total current liabilities	515,464	1,148,117	25,897	363,658	31,293	67,443	798,163	1,234,182	27,718	271,925	29,986	78,264
Non-current liabilities
Borrowings and financing	28,386	2,728,107		4,288,552		23,443	29,541	2,657,635		4,223,796		23,443
Other non-current liabilities	275,180	447,385	1,217	3,228		5,734	243,231	444,379	2,674	3,172		8,551
Total non-current liabilities	303,566	3,175,492	1,217	4,291,780		29,177	272,772	3,102,014	2,674	4,226,968		31,994
Shareholders’ equity	15,667,914	2,903,587	3,011	2,058,321	620,837	18,343	15,785,044	2,848,213	6,964	2,070,404	618,927	13,120
Total liabilities and shareholders’ equity	16,486,944	7,227,196	30,125	6,713,759	652,130	114,963	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378

					01/01/2015 a 03/31/2015						01/01/2014 a 03/31/2014
	Joint-Venture				Joint-Operation		Joint-Venture				Joint-Operation
Equity interest (%)	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%	60.00%	27.27%	50.00%	77.30%	48.75%	50.00%
Statements of Income
Net revenue	108,527	699,080	34,664		37,212	60,280	453,090	784,616	33,997	14	41,242	56,917
Cost of sales and services	(113,934)	(485,159)	(36,015)		(22,531)	(46,456)	(322,508)	(562,658)	(32,486)	30	(19,344)	(47,471)
Gross profit	(5,407)	213,921	(1,351)		14,681	13,824	130,582	221,958	1,511	44	21,898	9,446
Operating (expenses) income	(37,869)	(66,892)	(2,318)	(8,281)	(12,063)	(5,037)	(19,872)	(75,802)	(1,882)	(5,590)	(11,085)	(863)
Finance income (costs), net	866,302	(59,282)	(281)	(3,802)	268	(495)	143,196	(38,763)	151	(3,555)	847	(276)
Income before income tax and social contribution	823,026	87,747	(3,950)	(12,083)	2,886	8,292	253,906	107,393	(220)	(9,101)	11,660	8,307
Current and deferred income tax and social contribution	(162,225)	(31,890)			(975)	(3,069)	(115,961)	(40,391)			(3,959)	(3,036)
Profit for the period	660,801	55,857	(3,950)	(12,083)	1,911	5,223	137,945	67,002	(220)	(9,101)	7,701	5,271

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and income statement amounts refer to 100% of the companies’ results.

•       NACIONAL MINÉRIOS S.A. - (“Namisa”)

New strategic alliance with the Asian Consortium

On December 11, 2014, CSN’s Board of Directors approved the formation of a strategic alliance with the Asian Consortium.

This transaction consists of creating a joint venture between CSN and the Asian Consortium, under which the Asian Consortium will contribute its 40% stake in Namisa to Congonhas Minérios S.A. (“Congonhas Minérios”), a non-operating subsidiary of CSN, and to which CSN will contribute its Casa de Pedra iron ore mine, its 60% stake in Namisa, its 8.63% stake in MRS, and the assets of and the rights to manage and operate the TECAR Port concession.

As a result of CSN’s and the Asian Consortium’s contributions and the agreements reached during the negotiations between the parties, immediately after the transaction is closed CSN and the Asian Consortium will hold 88.25% and 11.75% of Congonhas Minérios’ capital on a debt free and cash basis, respectively. The final stakes will be determined taking into account the debt and cash adjustments, and the working capital difference on the closing date.

The transaction also provides for an earn-out mechanism, under which a qualifying liquidity event occurring within certain valuation parameters and a given period of time agreed after the transaction is closed could dilute the Consortium’s equity interest in Congonhas Minérios from 11.75% up to 8.21%.

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The transaction’s primary purpose is to capture synergies among the businesses involved in this reorganization and generate shareholder value to create a world-class company. The main synergies identified are related to procedure optimization, increasing operation efficiencies and cutting operating costs, and capital expansion.

Part of Congonhas Minérios’ iron ore production will be sold to members of the Asian Consortium and CSN. These rights are laid down in long-term supply agreements.

The transaction closing is subject to the parties reaching a consensus on a business plan, regulatory approvals by antitrust authorities and the governmental authorities responsible for regulating mining rights, and other conditions precedent usual in this type of transaction. The closing date is scheduled for the end of 2015.

8.     PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014.

							Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Effect of foreign exchange differences	3,523	12,221	63,992	237	760	2,624	83,357
Acquisitions			119,698	1,008	212,975	4,345	338,026
Capitalized interest (Notes 22 and 26)					24,325		24,325
Write-offs			(142)	(11)	(3,827)	(5)	(3,985)
Depreciation		(25,129)	(231,300)	(1,451)		(4,454)	(262,334)
Transfers to other asset categories		14,457	75,493		(90,039)	89
Transfers to intangible assets					(1,429)		(1,429)
Other			(19,876)		(1,183)	1,123	(19,936)
Balance at March 31, 2015	219,981	2,433,999	10,507,541	36,416	2,385,549	198,678	15,782,164
Cost	219,981	3,056,790	17,024,089	169,811	2,385,549	427,238	23,283,458
Accumulated depreciation		(622,791)	(6,516,548)	(133,395)		(228,560)	(7,501,294)
Balance at March 31, 2015	219,981	2,433,999	10,507,541	36,416	2,385,549	198,678	15,782,164

							Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Cost	110,181	2,003,303	13,877,027	136,041	2,118,097	301,835	18,546,484
Accumulated depreciation		(216,731)	(4,994,957)	(107,005)		(118,497)	(5,437,190)
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Acquisitions			114,792	509	189,040	38	304,379
Capitalized interest (Notes 22 and 26)					24,325		24,325
Write-offs				(11)	(3,827)	(4)	(3,842)
Depreciation		(14,064)	(185,963)	(1,217)		(2,862)	(204,106)
Transfers to other asset categories		14,457	67,603		(82,060)
Transfers to intangible assets					(507)		(507)
Other			(19,066)		(1,159)	1,232	(18,993)
Balance at March 31, 2015	110,181	1,786,965	8,859,436	28,317	2,243,909	181,742	13,210,550
Cost	110,181	2,017,760	13,979,983	136,506	2,243,909	302,282	18,790,621
Accumulated depreciation		(230,795)	(5,120,547)	(108,189)		(120,540)	(5,580,071)
Balance at March 31, 2015	110,181	1,786,965	8,859,436	28,317	2,243,909	181,742	13,210,550

(*) Refer basically to railway assets such as courtyards, tracks and railway sleepers, and leasehold improvements, vehicles, hardware, mines and ore deposits, and spare part inventories.

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The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		3/31/2015	12/31/2014
Logistics
	Current investments for maintenance of current operations.				50,569	45,522
					50,569	45,522
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2015/2016	(1)	494,027	462,075
	Expansion of TECAR export capacity.	2009	2017	(2)	340,964	332,394
	Current investments for maintenance of current operations.				50,818	60,236
					885,809	854,705
Steel
	Construction of a long steel plant to produce rebar and machine wire.	2008	2014	(3)	92,381	95,991
	Implementation of the AF#3’s gas pressure recovery.	2006	2015			1,140
	Expansion of the service center/Mogi.	2013	2015	(4)	51,276	46,993
	Current investments for maintenance of current operations.				166,572	159,499
					310,229	303,623
Cement
	Construction of cement plants.	2011	2016	(5)	1,137,507	1,030,938
	Current investments for maintenance of current operations.				1,435	9,179
					1,138,942	1,040,117
Total construction in progress					2,385,549	2,243,967

(1)  Expected date for completion of the Central Plant Stage 1 and Magnetic Separators;

(2)  Expected date for completion of the 60 Mtpa stage;

(3) Startup in the first half of 2014; negotiations in progress with advances for new plants;

(4) Expected date for completion of Service Center/Mogi;

(5) Expected date for completion of Minas Gerais unit.

In the last quarter of 2014 the management conducted a review of useful lives for all the Company's units. Due to the current investment maintenance in the industrial facilities equipment, the useful life of machinery and equipment has increased due to this review. Therefore, the estimated useful lives for the current year are as follows:

		Consolidated		Parent Company
	3/31/2015	3/31/2014	3/31/2015	3/31/2014
Buildings	43	43	42	41
Machinery, equipment and facilities	18	14	18	13
Furniture and fixtures	10	11	11	11
Other	29	26	13	18

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8.a) Depreciation expense:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

		Consolidated		Parent Company
	3/31/2015	3/31/2014	3/31/2015	3/31/2014
Production cost	258,876	279,464	202,412	230,561
Selling expenses	2,300	2,217	1,778	1,687
General and administrative expenses	3,322	3,665	2,139	2,413
	264,498	285,346	206,329	234,661
Other operating expenses (*)	9,004	9,060
	273,502	294,406	206,329	234,661

(*) Refers to the depreciation of unused equipment and intangible assets amortization, see note 21.

9.     INTANGIBLE ASSETS

The information related to intangible assets did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of March 31, 2015.

						Consolidated			Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Other	Total	Goodwill	Software	Total
Balance at December 31, 2014	407,434	347,115	79,867	109,052	185	943,653	13,091	75,825	88,916
Cost	666,768	415,964	153,080	109,052	185	1,345,049	14,135	110,241	124,376
Accumulated amortization	(150,004)	(68,849)	(73,213)			(292,066)	(1,044)	(34,416)	(35,460)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at December 31, 2014	407,434	347,115	79,867	109,052	185	943,653	13,091	75,825	88,916
Effect of foreign exchange differences		22,915	39	7,391	12	30,357
Acquisitions and expenditures			105			105
Transfer of property, plant and equipment			507		922	1,429		507	507
Amortization		(8,580)	(2,588)			(11,168)		(2,223)	(2,223)
Balance at March 31, 2015	407,434	361,450	77,930	116,443	1,119	964,376	13,091	74,109	87,200
Cost	666,768	444,155	156,138	116,443	1,119	1,384,623	14,135	110,748	124,883
Accumulated amortization	(150,004)	(82,705)	(78,208)			(310,917)	(1,044)	(36,639)	(37,683)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at March 31, 2015	407,434	361,450	77,930	116,443	1,119	964,376	13,091	74,109	87,200

10.   BORROWINGS, FINANCING AND DEBENTURES

.

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

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	Consolidated					Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014
FOREIGN CURRENCY
Prepayment	1% to 3.5%	447,422	346,719	2,779,197	2,338,327	125,413	76,642	2,779,197	2,323,290
Prepayment	3.51% to 7.5%	35,497	12,411	2,069,160	1,713,249	132,603	158,915	7,976,050	6,869,730
Perpetual bonds	7%	4,366	3,615	3,208,000	2,656,200
Fixed rate notes	4.14% to 10%	46,370	1,236,634	5,986,176	4,996,352	1,478,233	1,187,610	1,924,800	1,593,720
Intercompany bonds	6M Libor + 2.25% and 3%	55,390				96,032	73,839	1,100,748	910,983
Other	1.2% to 8%	89,196	51,634	347,120	387,240
		678,241	1,651,013	14,389,653	12,091,368	1,832,281	1,497,006	13,780,795	11,697,723
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and fixed rate of 2.5% to 10%	46,359	85,373	996,961	965,849	14,976	48,308	915,085	879,681
Debentures	105.8% to 111.2% of CDI	283,388	847,411	1,650,000	1,550,000	283,388	847,411	1,650,000	1,550,000
Prepayment	106.5% to 110.79% of CDI and fixed rate of 8%	539,091	118,870	5,200,000	5,345,000	450,346	93,087	3,200,000	3,345,000
CCB	112.5% of CDI	113,936	101,841	7,200,851	7,200,499	113,937	101,841	7,200,000	7,200,000
Intercompany bonds	110.79% of CDI					187,270	148,686	1,780,629	1,759,474
Other		9,049	9,422	12,028	11,549	102,291	2,258
		1,091,823	1,162,917	15,059,840	15,072,897	1,152,208	1,241,591	14,745,714	14,734,155
Total borrowings and financing		1,770,064	2,813,930	29,449,493	27,164,265	2,984,489	2,738,597	28,526,509	26,431,878
Transaction costs and issue premiums		(24,263)	(23,406)	(74,404)	(71,410)	(19,693)	(18,362)	(66,231)	(61,966)
Total borrowings and financing + transaction costs		1,745,801	2,790,524	29,375,089	27,092,855	2,964,796	2,720,235	28,460,278	26,369,912

The balances of prepaid related parties borrowings total R$6,003,996 as of March 31, 2015 (R$5,302,985 as of December 31, 2014) and the balances of Fixed Rate Notes and related parties Bonds total R$3,403,033 (R$2,781,330 as of December 31, 2014), see note 16b.

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of March 31, 2015, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated		Parent Company
2016	2,390,614	8%	3,913,614	14%
2017	4,502,739	15%	4,335,419	15%
2018	4,762,253	16%	4,461,247	16%
2019	6,703,454	23%	5,090,794	18%
2020	5,849,970	20%	3,000,395	11%
After 2021	2,032,463	7%	7,725,040	26%
Perpetual bonds	3,208,000	11%
	29,449,493	100%	28,526,509	100%

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•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

		Consolidated		Parent Company
	31/3/2015	31/12/2014	31/3/2015	31/12/2014
Opening balance	29,883,379	27,746,430	29,090,147	25,249,354
Funding transactions	401,706	1,907,479	400,000	3,401,090
Repayment	(1,597,317)	(1,288,046)	(885,890)	(1,338,772)
Charges - payments	(724,617)	(2,401,241)	(555,887)	(2,084,300)
Charges - provision	689,333	2,524,849	691,137	2,309,311
Buyback of debt securities	(87,475)	(172,432)
Other	2,555,881	1,566,340	2,685,567	1,553,464
Closing balance	31,120,890	29,883,379	31,425,074	29,090,147

(*) Includes interest and unrealized foreign exchange and monetary variations.

•       Loans raised

In the first quarter of 2015, the Company contracted with Banco do Brasil a promissory note in the amount of R$ 100,000 and an export prepayment in the amount of R$200,000, maturing in September 2015 and December 2017, respectively. Also issued 10,000 debentures, in a single, unsecured and non-convertible series at the unit face value of R$10 totaled R$100,000, maturing in January 2022 with early redemption option.

•       Amortization

In the first quarter of 2015, the Company amortized the amount of R$2,321,934 (principal and interest), being basically R$1,101,324 of Fixed Rate Notes, R$570,234 of 6ª issue Debentures.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and jointly controlled entities. As of March 31, 2015, the amount of the borrowing is R$2,291 (R$2,256 as of December 31, 2014).

The Company’s borrowing and financing agreements with certain financial institutions contain some covenants that are usual in agreements of this nature and the Company is compliant with them as of March 31, 2015.

11.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of March 31, 2015.

I - Identification and measurement of financial instruments

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The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

•           Classification of financial instruments

Consolidated						3/31/2015					12/31/2014
	Notes	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets
Cash and cash equivalents	3			9,070,785		9,070,785			8,686,021		8,686,021
Trade receivables, net	4			1,901,082		1,901,082			1,650,967		1,650,967
Derivative financial instruments	6		354,650			354,650		174,611			174,611
Trading securities	6		10,889			10,889		13,798			13,798
Total			365,539	10,971,867		11,337,406		188,409	10,336,988		10,525,397

Non-current assets
Other trade receivables	6			902		902			1,347		1,347
Investments		2,089,432				2,089,432	1,441,032				1,441,032
Short-term investments				42,549		42,549			34,874		34,874
Total		2,089,432		43,451		2,132,883	1,441,032		36,221		1,477,253

Total assets		2,089,432	365,539	11,015,318		13,470,289	1,441,032	188,409	10,373,209		12,002,650

Liabilities
Current liabilities
Borrowings and financing	10				1,770,064	1,770,064				2,813,930	2,813,930
Derivative financial instruments	12		24,327			24,327		65			65
Trade payables					1,555,728	1,555,728				1,638,505	1,638,505
Dividends and interest on capital					2,269	2,269				277,097	277,097
Total			24,327		3,328,061	3,352,388		65		4,729,532	4,729,597

Non-current liabilities
Borrowings and financing	10				29,449,493	29,449,493				27,164,265	27,164,265
Derivative financial instruments	12							21,301			21,301
Total					29,449,493	29,449,493		21,301		27,164,265	27,185,566

Total liabilities			24,327		32,777,554	32,801,881		21,366		31,893,797	31,915,163

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				3/31/2015				12/31/2014
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		354,650		354,650		174,611		174,611
Trading securities	10,889			10,889	13,798			13,798
Non-current assets
Available-for-sale financial assets
Investments	2,089,432			2,089,432	1,441,032			1,441,032
Total assets	2,100,321	354,650		2,454,971	1,454,830	174,611		1,629,441

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		24,327		24,327		65		65
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments						21,301		21,301
Total liabilities		24,327		24,327		21,366		21,366

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II – Investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil involving top ranked companies, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

 Impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

As of March 31, 2015, after a new decline in the quoted prices of the common shares (USIM5) as compared with the quoted prices as of December 31, 2014, the Company reclassified the accumulated losses for the quarter recognized in other comprehensive income, amounting to R$5,555, net of income tax and social contribution, to profit (loss) for the period, recognizing R$8,417 in other operating expenses and R$2,862 in deferred taxes

Beginning this date, pursuant to a Company's policy, gains and losses arising from the variation of the quotation of shares were recognized in other comprehensive income.

The Company’s interest in Usiminas has not changed as compared with the percentage disclosed in the financial statements as of December 31, 2014.

•       Share Market risks

The Company is exposed to the risk of changes in share prices due to the investments made and classified as available-for-sale.

The Company considers as probable scenario the amounts carried at market values as of March 31, 2015, net of tax of R$741,796. Therefore, there is no impact on the financial instruments classified as available-for-sale.

According to the Company’s accounting policies, any negative changes in the investment in Usiminas considered significant (impairment) are recognized in profit or loss, and positive changes are recognized in comprehensive income until the investment is realized.

III -   Financial Instrument Policies:

As of March 31, 2015, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2014.

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11.a) Foreign exchange risk

•           Foreign exchange exposure

The consolidated net exposure as of March 31, 2015 is as follows:

		3/31/2015
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	2,566,138	5,353
Trade receivables	184,704	8,039
Related parties loans	17,266
Other assets	110	11,561
Total assets	2,768,218	24,953
Borrowings and financing	(4,542,062)	(120,775)
Trade payables	(145,615)	(6,301)
Intercompany borrowings	(17,266)
Other liabilities	(11,667)	(44,474)
Total liabilities	(4,716,610)	(171,550)
Foreign exchange exposure	(1,948,392)	(146,597)
Notional amount of derivatives contracted, net	688,000	(60,000)
Cash flow hedge accounting	775,000
Net foreign exchange exposure	(485,392)	(206,597)

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•            Exchange swap transactions

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				3/31/2015				12/31/2014			3/31/2015
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2015
Counterparties	Functional currency	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander		Dollar					10,000	30,414	(25,068)	5,346	(18)
Total dollar x CDI swap							10,000	30,414	(25,068)	5,346	(18)

Itaú BBA	04/02/2015 à 05/05/2015	Dollar	150,000	479,852	(407,962)	71,890	340,000	900,795	(845,425)	55,370	96,491
HSBC	04/02/2015 à 05/05/2015	Dollar	348,000	1,113,438	(946,586)	166,852	568,000	1,502,936	(1,430,394)	72,542	214,087
HSBC		Dollar					10,000	26,416	(26,481)	(65)	65
Deutsche Bank	04/02/2015 à 04/08/2015	Dollar	65,000	208,045	(174,900)	33,145	140,000	370,134	(361,327)	8,807	50,645
Goldman Sachs	04/02/2015 à 05/05/2015	Dollar	95,000	303,968	(260,362)	43,606	130,000	344,207	(329,258)	14,949	58,954
Santander	04/02/15	Dollar	30,000	96,032	(80,444)	15,588	30,000	79,224	(77,576)	1,648	16,358
Total dollar x real swap (NDF)			688,000	2,201,335	(1,870,254)	331,081	1,218,000	3,223,712	(3,070,461)	153,251	436,600

HSBC	4/17/2015	Euro	60,000	206,934	(208,481)	(1,547)	30,000	98,688	(96,444)	2,244	27,571
Itaú BBA		Euro					60,000	197,366	(192,888)	4,478	5,883
Total dollar x euro swap (NDF)			60,000	206,934	(208,481)	(1,547)	90,000	296,054	(289,332)	6,722	33,454

BBVA	06/29/2015 a 07/18/2015	Dollar	2,740	8,775	(8,598)	177					177
Banco Novo	04/30/2015 a 11/30/2015	Dollar	75,354	241,330	(225,255)	16,075	18,009	47,866	(46,481)	1,385	14,690
BNPP	04/13/2015 a 07/06/2015	Dollar	21,723	69,570	(62,607)	6,963	31,516	83,768	(80,215)	3,553	3,410
DB		Dollar					30,604	81,343	(77,054)	4,289	(5,709)
Total dollar-to-euro swap			99,817	319,675	(296,460)	23,215	80,129	212,977	(203,750)	9,227	12,568

Itaú BBA	03/01/16	Real	150,000	172,829	(182,241)	(9,412)	150,000	168,496	(177,265)	(8,769)	(643)
HSBC	02/05/16 a 03/01/16	Real	185,000	212,189	(224,907)	(12,718)	185,000	206,843	(218,768)	(11,925)	(793)
Deutsche Bank	03/01/16	Real	10,000	11,454	(12,104)	(650)	10,000	11,167	(11,774)	(607)	(43)
Total Fixed rate-to-CDI interest rate swap			345,000	396,472	(419,252)	(22,780)	345,000	386,506	(407,807)	(21,301)	(1,479)

Itaú BBA	03/01/16	Real	30,000	30,338	(30,277)	61					61
HSBC	02/05/16 a 03/01/16	Real	120,000	121,282	(120,989)	293					293
Total interest rate- to-CDI swap			150,000	151,620	(151,266)	354					354

				3,276,036	(2,945,713)	330,323		4,149,663	(3,996,418)	153,245	481,479

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11.b) Transactions with Derivative Financial Instruments:

•         Classification of the derivatives in the balance sheet and statement of income

							3/31/2015
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-CDI swap (*)							(18)
Dollar-to-real swap (NDF)	331,081		331,081				436,600
Dollar-to-euro swap (NDF)				1,547		1,547	33,454
Dollar-to-euro swap	23,215		23,215				12,568
Fixed rate-to-CDI swap					22,780	22,780	(1,479)
CDI-to-fixed rate swap	354		354				354
	354,650		354,650	1,547	22,780	24,327	481,479

						12/31/2014	3/31/2014
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-CDI swap	5,346		5,346				(18,772)
Dollar-to-real swap (NDF)	153,316		153,316	65		65	(71,363)
Dollar-to-euro swap (NDF)	6,722		6,722				(557)
Dollar-to-euro swap	9,227		9,227				(485)
Libor-to-CDI swap (**)							(636)
Fixed rate-to-CDI swap					21,301	21,301	(2,433)
	174,611		174,611	65	21,301	21,366	(94,246)

 (*) The positions of the swap transactions were settled in January 2015

(**) The positions of the swap transactions were settled in May 2014, together with their guarantee deposit.

Fixed rate-to-CDI swap

The purpose of this transaction is to peg obligations subject to a post-fixed rate (CDI) to a fixed rate. Basically, the Company contracted swaps for its obligations indexed to CDI, in which it receives interest on the notional amount (long position) and pays a pre-fixed rate on the notional amount of the contract date (short position). The gains and losses on this contract are directly related to CDI fluctuations. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

•       Hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently.

The table below shows a summary of the hedging relationships:

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							3/31/2015
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Impact on shareholders’ equity
11/3/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016- September 2019	2.4442	500,000	(381,900)
12/1/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015-February 2019	2.5601	175,000	(113,383)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000	(52,995)
Total						775,000	(548,278)

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of March 31, 2015 are as follows:

	12/31/2014	Addition	Reversal	3/31/2015
Cash flow hedge accounting	120,633	427,645		548,278
Income tax and social contribution on cash flow hedge accounting	(41,015)	(145,399)		(186,414)
Fair value of cash flow hedge, net of taxes	79,618	282,246		361,864

As of March 31, 2015 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•         Sensitivity analysis of Derivative Financial Instruments and Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the currency, using as reference the closing exchange rate as of March 31, 2015.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	3/31/2015
Currency	Exchange rate	Scenario 1	Scenario 2
USD	3.2080	2.4060	1.6040
EUR	3.4457	2.5843	1.7229
USD x EUR	1.0741	0.8056	0.5371

	3/31/2015
Interest	Interest rate	Scenario 1	Scenario 2
CDI	12.60%	9.45%	6.30%

The effects on income statement, considering both scenarios are shown below:

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					03/31/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Dollar-to-real swap (NDF)	688,000	Dollar	331,081	(550,334)	(1,100,668)

Hedge accounting of exports	775,000	Dollar	548,278	(621,550)	(1,243,100)

Exchange position functional currency BRL	(1,948,392)	Dollar		1,562,610	3,125,220
(not including exchange derivatives above)

Consolidated exchange position	(485,392)	Dollar	879,359	390,726	781,452
(including exchange derivatives above)

Dollar-to-euro swap (NDF)	(60,000)	Euro	(1,547)	51,734	103,468

Exchange position functional currency BRL	(146,597)	Euro		126,283	252,566
(not including exchange derivatives above)

Consolidated exchange position	(206,597)	Euro	(1,547)	178,017	356,034
(including exchange derivatives above)

Dollar-to-euro swap	99,817	Dollar	23,215	106,737	320,212

(*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of March 31, 2015 recognized in the company's assets and liabilities.

11.c) Interest rate risk

•         Sensitivity analysis of interest rate swaps

					3/31/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Fixed rate-to-CDI interest rate swap	345,000	CDI	(22,780)	(11,034)	(22,032)

Dollar-to-CDI interest rate swap	150,000	CDI	354	3,376	7,450

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of March 31, 2015 recognized in the company's assets and liabilities.

The Company considered scenarios 1, and 4 as 25% and 50% of appreciation for volatility of the interest as of March 31, 2015.

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•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of March 31, 2015 in the condensed interim financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a	3/31/2015
TJLP	5.50	2,797
Libor	0.40	1,056
CDI	12.60	93,020

11.d) Liquidity risk

Below are the contractual maturities of financial liabilities, including interest.

					Consolidated
At March 31, 2015	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	1,770,064	6,893,353	17,315,677	5,240,463	31,219,557
Derivative financial instruments	24,327				24,327
Trade payables	1,555,728				1,555,728
Dividends and interest on capital	2,269				2,269
At December 31, 2014
Borrowings, financing and debentures	2,813,930	7,075,910	15,650,855	4,437,500	29,978,195
Derivative financial instruments	65	21,301			21,366
Trade payables	1,638,505				1,638,505
Dividends and interest on capital	277,097				277,097

•               Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		3/31/2015		12/31/2014
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,212,366	2,179,136	2,659,815	1,974,031
Fixed rate notes	6,032,546	5,631,321	6,232,986	6,267,272

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12.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

			Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Payables to related parties (Note 16 b)	516,931	249,758	9,098,777	9,236,716	585,996	339,613	9,662,498	9,810,648
Derivative financial instruments (Note 11 I)	24,327	65		21,301
Dividends and interest on capital payable to Company owners		152,966				152,966
Dividends and interest on capital payable non-controlling interets	2,269	124,131			2,269	124,131
Advances from customers	24,398	22,905			16,008	14,932
Taxes in installments	37,461	33,358	17,235	20,728	29,109	23,348		1,823
Profit sharing - employees	158,938	120,278			141,153	108,902
Other payables	126,634	141,648	38,966	36,618	49,753	39,705	6,317	6,041
	890,958	845,109	9,154,978	9,315,363	824,288	803,597	9,668,815	9,818,512

13.   INCOME TAX AND SOCIAL CONTRIBUTION

The information related to income tax and social contribution did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of March 31, 2015.

13.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

		Consolidated		Parent Company
	3/31/2015	3/31/2014	3/31/2015	3/31/2014
Income tax and social contribution (expense) income
Current	(213,959)	(124,011)	(156,765)	(11,717)
Deferred	716,476	96,856	694,546	99,430
	502,517	(27,155)	537,781	87,713

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

		Consolidated		Parent Company
	3/31/2015	3/31/2014	3/31/2015	3/31/2014
(Loss) profit before income tax and social contribution	(110,715)	79,251	(145,725)	(32,379)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	37,643	(26,945)	49,547	11,009
Adjustment to reflect the effective rate:
Share of profit of investees	135,483	(15,471)	490,467	76,733
Profit with differentiated rates or untaxed	341,267	20,625
Transfer pricing adjustment	(241)	(4,926)	(241)	(4,926)
Tax losses without deferred tax recognized	(10,830)	(4,820)
Indebtdness limit	(7,718)		(7,718)
Other permanent deductions (add-backs)	6,913	4,382	5,726	4,897
Income tax and social contribution for the year	502,517	(27,155)	537,781	87,713
Effective tax rate	454%	34%	369%	271%

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13.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the financial statements.

	Consolidated
	Opening balance	Movement		Closing balance
	12/31/2014	Comprehensive income	Profit or loss	3/31/2015
Deferred tax assets
Income tax losses	383,185	11,113	(50,249)	344,049
Social contribution tax losses	75,662		(18,087)	57,575
Temporary differences	2,157,211	(50,163)	776,828	2,883,876
- Provision for tax, social security, labor, civil and environmental risks	226,741		35,491	262,232
- Provision for environmental liabilities	71,925		(554)	71,371
- Asset impairment losses	68,981		255	69,236
- Inventory impairment losses	32,366		289	32,655
- (Gains)/losses on financial instruments	(6,419)		891	(5,528)
- (Gains)/losses on available-for-sale financial assets	618,291	(188,457)	2,862	432,696
- Actuarial liability (pension and healthcare plan)	163,627	(77)		163,550
- Accrued supplies and services	68,483		13,726	82,209
- Estimated losses on doubtful debts	29,852		2,236	32,088
- Goowill on merger	(102,659)			(102,659)
- Unrealized exchange differences (*)	1,011,007		695,431	1,706,438
- (Gain) on loss of control over Transnordestina	(224,096)			(224,096)
- Cash flow hedge accounting	41,015	145,399		186,414
- Other	158,097	(7,028)	26,201	177,270
Non-current assets	2,616,058	(39,050)	708,492	3,285,500

Deferred tax liabilities
- Fair value adjustment - Acquisition of SWT	222,454	14,068	(7,346)	229,176
- Other	16,438	1,046	(638)	16,846
Non-current liabilities	238,892	15,114	(7,984)	246,022

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				Parent company
	Opening balance	Movement		Closing balance
	12/31/2014	Comprehensive income	Profit or loss	3/31/2015
Deferred tax assets
Income tax losses	219,211		(50,249)	168,962
Social contribution tax losses	75,662		(18,087)	57,575
Temporary differences	2,144,056	(60,489)	762,882	2,846,449
- Provision for tax, social security, labor, civil and environmental risks	218,645		35,054	253,699
- Provision for environmental liabilities	71,925		(554)	71,371
- Asset impairment losses	62,304		573	62,877
- Inventory impairment losses	29,939		134	30,073
- (Gains)/losses on financial instruments	(5,037)		569	(4,468)
- (Gains)/losses on available-for-sale financial assets	594,397	(205,888)	2,862	391,371
- Actuarial liability (pension and healthcare plan)	163,763			163,763
- Accrued supplies and services	66,619		13,728	80,347
- Estimated losses on doubtful debts	25,987		2,118	28,105
- Unrealized exchange differences (*)	1,011,007		695,431	1,706,438
- (Gain) on loss of control over Transnordestina	(224,096)			(224,096)
- Cash flow hedge accounting	41,015	145,399		186,414
- Other	87,588		12,967	100,555
Non-current assets	2,438,929	(60,489)	694,546	3,072,986

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

As of March 31, 2015, the information related to the Group´s income tax and social contribution loss carryforwards did not have significant changes in relation to that disclosed in the Company´s financial statements as of December 31, 2014 (note 13). As a result, the estimated recovery of the deferred tax assets remains the same as previously disclosed by the Company.

The Company’s corporate structure includes foreign subsidiaries whose profits are subject to income tax levied by the related countries, recognized at tax rates lower than in Brazil.

In the 2011 period to the first quarter of 2015, these subsidiaries generated profits amounting to R$3,870,350, which tax authorities may understand that have already been distributed, hence, it would be subject to  additional taxation in Brazil, in the approximate amount of R$1,315,919. The Company, based on its legal counsel's opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the condensed interim financial statements.

•         Law 12.973/14

Law 12.973, enacted in May 2014, brought significant changes to tax legislation, which among others, revoked the Transition Tax Regime (RTT).Theses changes directly impact the determination of the income tax and social contribution basis. As from 2015, the application of the Law is mandatory and CSN applied the Law´s requirements to the interim financial statements as of March 31, 2015.

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13.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Income tax and social contribution
Actuarial gains on defined benefit pension plan	65,295	65,372	65,247	65,247
Changes in the fair value on available-for-sale financial assets	(329,316)	(140,859)	(336,023)	(130,135)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	186,414	41,015	186,414	41,015
	(503,117)	(459,982)	(509,872)	(449,383)

14.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of March 31, 2015, the information related to judicial deposits and proceedings did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014. Details of the accrued amounts and related judicial deposits are as follows:

	Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	3/31/2015	12/31/2014	3/31/2015	12/31/2014	03/31/2015	12/31/2014	3/31/2015	12/31/2014
Tax	162,119	129,524	79,758	77,836	142,922	109,173	67,634	67,483
Social security	63,330	62,277	46,193	46,193	62,550	61,498	46,193	46,193
Labor	507,841	444,243	144,822	136,396	442,278	377,224	115,139	105,833
Civil	123,745	106,143	17,979	17,897	101,869	86,360	13,588	13,588
Environmental	13,963	3,981	1,697	1,697	13,960	3,978	1,628	1,628
Judicial deposits			3,890	8,785			30	5,177
	870,998	746,168	294,339	288,804	763,579	638,233	244,212	239,902

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended March 31, 2015 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2014	Additions	Net adjustment	Net utilization of reversal	3/31/2015
Tax	129,524	32,185	1,667	(1,257)	162,119
Social security	62,277		1,053		63,330
Labor	444,243	66,846	19,515	(22,763)	507,841
Civil	106,143	5,046	13,897	(1,341)	123,745
Environmental	3,981	11,537	29	(1,584)	13,963
	746,168	115,614	36,161	(26,945)	870,998

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					Parent Company
					Current + Non-current
Nature	12/31/2014	Additions	Net adjustment	Net utilization of reversal	3/31/2015
Tax	109,173	32,185	1,667	(103)	142,922
Social security	61,498		1,052		62,550
Labor	377,224	59,445	11,784	(6,175)	442,278
Civil	86,360	2,978	13,190	(659)	101,869
Environmental	3,978	11,537	29	(1,584)	13,960
	638,233	106,145	27,722	(8,521)	763,579

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

▪  Other administrative and judicial proceedings

In the first quarter ended on March 31, 2015, there were no significant changes in the proceeding´s progress classified as possible risk of loss by the external legal counsel. The table below shows a summary of the balance of the main legal matters compared with the balance at December 31, 2014. The increase in the period substantially reflects the monetary adjustment.

	3/31/2015	12/31/2014
Tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its joint venture NAMISA to a Japanese-Korean consortium,	7,159,502	7,068,252
Tax foreclosures - ICMS - Electricity credits	755,047	742,727
Installments MP 470 - alleged insufficiency of tax losses	530,218	521,340
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	533,217	523,171
Assessment notice for an alleged nonpayment of taxes- IRPJ/CSLL - foreign subsidiaries (2010)	484,216	476,316
Disallowance of the ICMS credits - Transfer of iron ore	454,464	446,907
Disallowance of the ICMS credits - ICMS - acquisition of subsidiary	261,808	257,536
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	234,080	230,261
Disallowance of the tax losses arising on adjustments to the SAPLI	368,869	362,489
Other tax (federal, state, and municipal) lawsuits.	3,083,279	2,870,796
Annulment action filed by CSN against CADE	63,463	63,463
Other civil lawsuits	383,870	382,641
Labor and social security lawsuits	1,370,240	1,369,004
Environmental lawsuits	108,045	115,024
	15,790,318	15,429,927

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

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15.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATION - ARO

The information related to provisions for environmental liabilities and asset retirement obligation - ARO did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014.

The balance of the provision for environmental liabilities and asset retirement obligation - ARO is as follows:

		Consolidated		Parent Company
	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Environmental liabilities	209,913	211,544	209,913	211,544
Asset retirement obligations	27,822	26,995	22,411	21,718
	237,735	238,539	232,324	233,262

16.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to related-party transactions did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014.

16 a) Transactions with Holding Company

•  Liabilities

Companies	Proposed	Paid
	Dividends	Dividends
Vicunha Siderurgia		282,571
Rio Iaco		23,568
Total at 3/31/2015		306,139
Total at 12/31/2014	152,966	220,349

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16 b) Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•           By transaction

						Consolidated
	Current		Non-current		Total
	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Assets
Trade receivables (note 4)	201,203	153,737			201,203	153,737
Loans (note 6)	220,414	517,493	125,730	117,357	346,144	634,850
Dividends receivable (note 4)	59,430	59,470			59,430	59,470
Actuarial asset			97,188	97,173	97,188	97,173
Other receivables (note 6)	12,674	15,780	5,596	7,037	18,270	22,817
	493,721	746,480	228,514	221,567	722,235	968,047
Liabilities
Empréstimos e financiamentos
Loans related parties (note 10)	55,390				55,390
Other payables (Note 12)
Accounts payable	3,165	2,681	546	546	3,711	3,227
Advances from customers	513,766	247,077	9,098,231	9,236,170	9,611,997	9,483,247
Trade payables	22,911	63,165			22,911	63,165
Actuarial liability			11,287	11,275	11,287	11,275
	595,232	312,923	9,110,064	9,247,991	9,705,296	9,560,914

	3/31/2015	12/31/2014
Statement of Income
Revenues
Sales	209,015	351,370
Interest	22,087	11,066
Expenses
Purchases	(270,801)	(285,052)
Interest	(138,425)	(108,985)
	(178,124)	(31,601)

•           By company

	Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Total

Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)	54,343	66,421	120,764					(1,103)	3,366	2,263
	54,343	66,421	120,764					(1,103)	3,366	2,263
Joint ventures
CGPAR Construção Pesada S.A.	4,746		4,746	17		17		(33,217)		(33,217)
Nacional Minérios S.A. (2)	174,751		174,751	569,735	9,098,777	9,668,512	17,170	(42,172)	(131,247)	(156,249)
MRS Logística S.A.	24,579		24,579	7,624		7,624		(154,984)		(154,984)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,775	2,368	7,143	826		826	13	(38,700)		(38,687)
Transnordestina Logística S.A (3)	110,362	47,184	157,546	16,920		16,920			4,251	4,251
	319,213	49,552	368,765	595,122	9,098,777	9,693,899	17,183	(269,073)	(126,996)	(378,886)
Other related parties
CBS Previdência		97,188	97,188		11,287	11,287
Fundação CSN	319	75	394	73		73		(495)	12	(483)
Banco Fibra									6,741	6,741
Usiminas	1,187		1,187				110			110
Panatlântica	89,635		89,635	37		37	190,301			190,301
Taquari Participações S.A								(130)		(130)
	91,141	97,263	188,404	110	11,287	11,397	190,411	(625)	6,753	196,539
Associates
Arvedi Metalfer do Brasil S.A.	29,024	15,278	44,302				1,421		539	1,960
Total at 3/31/2015	493,721	228,514	722,235	595,232	9,110,064	9,705,296	209,015	(270,801)	(116,338)	(178,124)
Total at 12/31/2014	746,480	221,567	968,047	312,923	9,247,991	9,560,914
Total at 3/31/2014							351,370	(285,052)	(97,919)	(31,601)

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1.   Refers to loans of the subsidiary FTL - Ferrovia Transnordestina Logística S.A to the joint venture Transnordestina Logística S.A.

2.   Nacional Minérios S.A: Asset: Refers mainly to prepayment transactions with the indirect subsidiaries CSN Europe, CSN Export and CSN Ibéria. Contracts in US$: interest equivalent to 5.37% with final maturity in June 2015. As of March 31, 2015, borrowings total R$55,930 (R$364,118 as of December 31, 2014) and accounts receivable in the amount of R$81,300 (R$80,003 as of December 31, 2014 related to iron ore purchases.

Liabiliy: Refers mainly to the advance from customer received from jointly controlled entity Nacional Minérios S.A. regarding the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

As disclosed in note 7.c), the Company signed an investment agreement for the new strategic alliance formed with the Asian Consortium. During the procedures required to close the transaction, the interest established in the agreements was canceled; however, a resolutive condition was introduced to reinstate the collection of interest retrospectively if the deal is not closed. However, since CSN holds 60% stake in Namisa, the Company began to accrue 40% interest provided for in contracts that would be due to Asian partners, in the case the deal does not occur.

3.   Transnordestina Logística S.A: Refers mainly to contracts in R$: interest equivalent to 108.00% of the CDI with final maturity in March 2017. As of March 31, 2015, borrowings total R$154,317 (R$141,358 as of December 31, 2014 classified in short term and R$43,955 classified in long term.

•           By transaction

	Parent Company
	Current		Current		Total
	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Assets
Trade receivables (1) (note 4)	1,138,092	969,343			1,138,092	969,343
Loans (note 6)	116,349	106,218	59,309	52,619	175,658	158,837
Dividends receivable (note 4)	67,513	67,553			67,513	67,553
Actuarial asset			96,717	96,914	96,717	96,914
Short-term investments / Investments (2)	190,860	252,895	133,294	87,475	324,154	340,370
Other receivables (4) (note 6)	164,575	168,035	335,736	329,330	500,311	497,365
	1,677,389	1,564,044	625,056	566,338	2,302,445	2,130,382
Liabilities
Borrowings and financing
Prepayment (note10)	97,106	146,504	5,906,890	5,156,481	6,003,996	5,302,985
Fixed rate notes and intercompany bonds (Note 10)	1,478,233	1,187,610	1,924,800	1,593,720	3,403,033	2,781,330
Intercompany borrowings (note10)	283,302	222,525	2,881,377	2,670,457	3,164,679	2,892,982
Other payables (Note 12)
Accounts payable	72,227	62,536	564,267	574,478	636,494	637,014
Advances from customers (3)	513,769	277,077	9,098,231	9,236,170	9,612,000	9,513,247
Trade payables	91,796	250,104			91,796	250,104
Actuarial liability			11,260	11,260	11,260	11,260
	2,536,433	2,146,356	20,386,825	19,242,566	22,923,258	21,388,922

	3/31/2015	12/31/2014
Statement of Income
Revenues
Sales	1,403,347	1,572,042
Interest	4,970	3,016
Exclusive funds	480,142

Expenses
Purchases	(398,294)	(379,646)
Interest	(386,914)	(407,607)
Exchange differences, net	(1,640,782)	197,169
Exclusive funds		(88,517)
	(537,531)	896,457

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1.   Related parties receivables arise from product sales and service transactions between the parent, subsidiaries and joint ventures.

2.   Short-term investments total R$190,860 as of March 31, 2015 (R$396,914 as of December 31, 2014) and investments in Usiminas shares classified as available-for-sale total R$133,294 (R$87,475 as of December 31, 2014).

3.   Nacional Minérios S.A.: Advance from customer of the joint venture Nacional Minérios S.A., as mentioned above.

4.   Current: refers mainly to the assignment of credits from tax losses with the companies Sepetiba Tecon, CSN Energia, Companhia Metalúrgica Prada, FTL – Ferrovia Transnordestina Logística, Companhia Brasileira de Latas, Rimet, and Companhia de Embalagens Metálicas MMSA.

Non-current: refer refers mainly to the advance for future capital increase with the companies Transnordestina Logística, FTL – Ferrovia Transnordestina, CSN Energia, and Companhia Florestal do Brasil.

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•           By company

										Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Exchange differences, net	Total

Subsidiaries
Companhia Metalic Nordeste	834		834	5,339		5,339	24,776	(348)			24,428
Companhia Metalúrgica Prada	105,493	121,336	226,829	13,392	195	13,587	252,166	(29,313)			222,853
CSN Cimentos S.A. (1)	13,685		13,685	245	399,650	399,895	47,447	(1,193)	(10,908)		35,346
Estanho de Rondônia S.A.	8,207		8,207					(1,384)			(1,384)
Companhia Florestal do Brasil		8,477	8,477
Sepetiba Tecon S.A.	16,236	77,063	93,299	6,256		6,256	663	(4,248)	167		(3,418)
Mineração Nacional	19		19
Congonhas Minérios S.A. (2)				187,270	1,799,976	1,987,246			(60,691)		(60,691)
CSN Energia S.A.	885		885	(486)		(486)		(65,091)			(65,091)
Ferrovia Transnordestina Logística S.A.	3,132	45,071	48,203		144,529	144,529	26				26
ITA Energética S.A	501		501
Companhia Brasileira de Latas	157,784	78,193	235,977	15,965		15,965	18,398	(547)			17,851
Companhia Siderúrgica Nacional, LLC	585,049		585,049	42,850		42,850	254,808			80,891	335,699
CSN Europe Lda.				8,103	98,548	106,651			(1,644)	(16,951)	(18,595)
CSN Resources S.A. (3)				1,599,810	7,131,855	8,731,665			(144,398)	(1,524,048)	(1,668,446)
CSN Export Europe, S.L.				35,234		35,234			(831)	(6,633)	(7,464)
Lusosider Aços Planos, S.A.	121,486		121,486							20,472	20,472
CSN Handel GmbH (4)	77,991		77,991	71,648		71,648	596,061			89,619	685,680
CSN Islands XII Corp. (5)				28,222	1,618,436	1,646,658			(30,300)	(278,383)	(308,683)
CSN Ibéria Lda.					83,599	83,599			(471)	(14,338)	(14,809)
Stahlwerk Thüringen GmbH								2,149			2,149
	1,091,302	330,140	1,421,442	2,013,848	11,276,788	13,290,636	1,194,345	(99,975)	(249,076)	(1,649,371)	(804,077)
Joint ventures
CGPAR Construção Pesada S.A.	15,992		15,992	35		35		(66,433)			(66,433)
Nacional Minérios S.A.	119,362		119,362	514,345	9,098,777	9,613,122	17,170	(42,172)	(137,672)	8,589	(154,085)
MRS Logística S.A.	24,579		24,579	7,322		7,322		(152,143)			(152,143)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,767	2,368	7,135	773		773		(36,946)			(36,946)
Transnordestina Logística S.A.	110,362	47,184	157,546						4,251		4,251
	275,062	49,552	324,614	522,475	9,098,777	9,621,252	17,170	(297,694)	(133,421)	8,589	(405,356)
Other related parties
CBS Previdência		96,717	96,717		11,260	11,260
Fundação CSN	319	75	394	73		73		(495)	12		(483)
Usiminas	1,187		1,187				110				110
Panatlântica	89,635		89,635	37		37	190,301				190,301
Taquari Participações S.A								(130)			(130)
	91,141	96,792	187,933	110	11,260	11,370	190,411	(625)	12		189,798
Associates
Arvedi Metalfer do Brasil S.A.	29,024	15,278	44,302				1,421		539		1,960

Exclusive funds
Diplic, Mugen and Vértice	190,860	133,294	324,154						480,144		480,144
Total at 3/31/2015	1,677,389	625,056	2,302,445	2,536,433	20,386,825	22,923,258	1,403,347	(398,294)	98,198	(1,640,782)	(537,531)
Total at 12/31/2014	1,564,044	566,338	2,130,382	2,146,356	19,242,566	21,388,922
Total at 3/31/2014							1,572,042	(379,646)	(493,108)	197,169	896,457

1.   CSN Cimentos S.A.: Payables of R$399,650 as of March 31, 2015 (R$418,938 as of December 31, 2014), classified in long term related to the purchase of the clinker plant.

2.   Congonhas Minérios S.A.: Refers mainly to borrowings with final maturity in March 2018 and interest of 101.50% of the CDI, total R$1,987,246 (R$1,908,160 as of December 31, 2014).

3.   CSN Resources S.A.: Contracts in dollars of Prepayment, Fixed Rate Notes and Intercompany Bonds, interest of 9.13% with final maturity in June 2047. As of March 31, 2015, borrowings total R$8,731,665 (R$7,490,873 as of December 31, 2014).

4.   CSN Handel GMBH: Receivables of R$77,991 as of March 31, 2015 (R$122,061 as of December 31, 2014). Refer to sales transactions on mining products.

5.   CSN Islands XII Corp: Contracts in US$: interest of 7.64% with final maturity in February 2025. As of March 31, 2015, borrowings total R$1,646,658 (R$1,363,481 as of December 31, 2014).

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16 c) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of March 31, 2015.

	3/31/2015	3/31/2014
	Statement of Income
Short-term benefits for employees and officers	5,791	2,261
Post-employment benefits	30	13
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	5,821	2,274

n/a – Not applicable

17.   SHAREHOLDERS' EQUITY

17.a)  Paid-in capital

Fully subscribed and paid-in capital as of March 31, 2015 and December 31, 2014 is R$4,540,000 represented by 1,387,524,047 book-entry common shares (1,387,524,047 as of December 31, 2014), without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

17.b) Authorized capital

The Company’s bylaws in effect as of March 31, 2015 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

17.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6.404/76, up to the ceiling of 20% of share capital.

17.d) Ownership structure

As of March 31, 2015, the Company’s ownership structure was as follows:

			3/31/2015			12/31/2014
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Siderurgia S.A.	697,719,990	50.29%	51.41%	697,719,990	50.29%	51.34%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.28%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.92%	0.94%	12,788,231	0.92%	0.94%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	340,985,199	24.58%	25.13%	342,466,899	24.68%	25.20%
BM&FBovespa	238,651,234	17.20%	17.58%	239,010,634	17.23%	17.59%
	1,357,133,047	97.81%	100.00%	1,358,974,147	97.94%	100.00%
Treasury shares	30,391,000	2.19%		28,549,900	2.06%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Rio Iaco Participação S. A. is a company part of the control group.

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17. e) Treasury shares

The Board of Directors authorized several programs for repurchase of shares issued by the Company, to be held in treasury for subsequent sale or cancelation in order to maximize the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	number bought back	Share cancelation		Balance in treasury
1st	3/13/2014	70,205,661	3/14/2014-4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000			2,350,000
2nd	4/15/2014	67,855,661	4/16/2014-5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500			11,879,500
3rd	5/23/2014	58,326,161	5/26/2014-6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500			43,424,000
4th	6/26/2014	26,781,661	6/26/2014-7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5th	7/18/2014	64,205,661	7/18/2014-8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061	(1)
6th	8/19/2014	63,161,055	8/19/2014-9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300			6,791,300
7th	9/29/2014	56,369,755	9/29/2014-12/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600			28,549,900
8th (*)	12/30/2014	34,611,155	12/31/2014-3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100			30,391,000
9º (*)	3/31/2015	32,770,055	4/01/2015 - 6/30/2015

(*) There were no share buyback in this program.

1.   On July 18, 2014 and August 19, 2014, the Board of Directors approved the cancelation of 60,000,000 and 10,446,061 shares held in treasury, respectively, without any change in the amount of the Company’s capital.

As of March 31, 2015, the position of the treasury shares was as follows:

Bought back	Amount	Share price			Share
number	paid for				market price
(in units)	the shares	Minimum	Maximum	Average	as of 03/31/2015 (*)
30,391,000	R$ 238,976	R$4.48	R$ 11.54	R$7.86	R$ 165,023

(*) The quotation of the shares on the BM&FBovespa as of March 31, 2015, of R$5.43 per share, was used.

17.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6.404/76, as amended by Law 9.457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

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17.g) Earnings/(loss) per share:

Basic earnings (loss) per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the period, excluding the common shares purchased and held as treasury shares, as follows:

		Consolidated		Parent Company
	3/31/2015	3/31/2014	3/31/2015	3/31/2014
	Common shares		Common shares
Profit for the period
Attributable to owners of the Company	392,056	55,334	392,056	55,334
Weighted average number of shares	1,357,202	1,457,542	1,357,202	1,457,542
Basic and diluted EPS	0.28887	0.03796	0.28887	0.03796

18.   DIVIDENDS AND INTEREST ON CAPITAL

On March 11, 2015, the Board of Directors approved the proposal for payment, as advance of mandatory minimum dividend, from the retained earnings reserve (statutory reserve of working capital), the amount of R$275,000 in dividends, corresponding to R$ 0,202633043 per share. The dividends were paid as from March 19, 2015, without inflation adjustment, to shareholders domiciled in Brazil.

The tables below show the history of dividends and interest on capital approved and paid:

Year	Approval Year	Dividends	Interest on capital	Total	Year	Payment Year	Dividends	Interest on capital	Total
2013	2013	610,000	190,000	800,000	2013	2013	610,503	190,000	800,503
2014	2014	700,000		700,000	2014	2014	424,939		424,939
2015	2015	275,000		275,000		2015	274,917		274,917
Total Approved		1,585,000	190,000	1,775,000	2015	2015	274,912		274,912
					Total Paid		1,585,271	190,000	1,775,271

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19.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	3/31/2015	3/31/2014	3/31/2015	3/31/2014
Gross revenue
Domestic market	2,942,631	3,526,857	2,713,048	3,268,888
Foreign market	1,794,017	1,691,623	987,948	972,563
	4,736,648	5,218,480	3,700,996	4,241,451
Deductions
Cancelled sales and discounts	(38,464)	(29,041)	(31,966)	(23,551)
Taxes levied on sales	(687,932)	(818,561)	(610,998)	(727,447)
	(726,396)	(847,602)	(642,964)	(750,998)
Net revenue	4,010,252	4,370,878	3,058,032	3,490,453

20.   EXPENSES BY NATURE

		Consolidated		Parent Company
	3/31/2015	3/31/2014	3/31/2015	3/31/2014
Raw materials and inputs	(1,447,223)	(1,493,417)	(842,763)	(941,229)
Labor cost	(428,079)	(410,300)	(357,164)	(327,001)
Supplies	(261,260)	(271,434)	(253,270)	(258,458)
Maintenance cost (services and materials)	(241,135)	(320,614)	(235,014)	(310,483)
Outsourcing services	(721,164)	(513,224)	(450,859)	(380,159)
Depreciation, amortization and depletion (Note 8 a)	(264,498)	(285,346)	(206,329)	(234,661)
Other	(72,849)	(33,962)	(74,515)	(39,478)
	(3,436,208)	(3,328,297)	(2,419,914)	(2,491,469)

Classified as:
Cost of sales	(3,025,533)	(3,034,529)	(2,189,432)	(2,311,229)
Selling expenses	(300,830)	(189,915)	(145,918)	(97,377)
General and administrative expenses	(109,845)	(103,853)	(84,564)	(82,863)
	(3,436,208)	(3,328,297)	(2,419,914)	(2,491,469)

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21.   OTHER OPERATING INCOME (EXPENSES)

		Consolidated		Parent Company
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Other operating income
Indemnities/gains on lawsuits	1,728	967	1,618	553
Rentals and leases	285	507	285	252
Reversal of provisions		3,136		3,136
Other revenues	3,949	3,103	1,819	705
	5,962	7,713	3,722	4,646

Other operating expenses
Taxes and fees	(11,867)	(3,828)	(10,826)	(2,168)
Provision for judicial deposits	(52)	(5,934)	(57)	(5,522)
Reversal (provision) of environmental liabilities	3,476	(2,760)	3,476	(2,760)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(147,533)	(105,504)	(144,783)	(102,089)
Nondeductible contractual fines	(234)	(118)	(7)	(29)
Depreciation of unused equipment and amortization of intangible assets (Note 8 a)	(9,004)	(9,060)
Residual value of permanent assets written off (Note 8)	(3,985)	(4,628)	(3,842)	(4,288)
Inventory impairment losses/reversals (Note 5)	(1,897)	(16,200)	(393)	(14,624)
Losses on spare parts	(5,566)		(5,566)
Studies and project engineering expenses	(8,487)	(9,934)	(8,361)	(9,762)
Research and development expenses	(751)	(895)	(751)	(895)
Healthcare plan expenses	(14,962)	(13,443)	(14,962)	(13,443)
Impairment of available-for-sale financial assets	(8,417)		(8,417)
Other expenses	(10,220)	(12,037)	(7,271)	(10,477)
	(219,499)	(184,341)	(201,760)	(166,057)
Other operating income (expenses), net	(213,537)	(176,628)	(198,038)	(161,411)

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22.   FINANCE INCOME (COSTS)

		Consolidated		Parent Company
	3/31/2015	3/31/2014	3/31/2015	3/31/2014
Finance income
Related parties (Note 16 b)	22,087	11,066	485,112	3,016
Income from short-term investments	29,340	20,000	5,240	552
Gains on derivatives (*)	354
Other income	4,355	6,986	4,341	5,001
	56,136	38,052	494,693	8,569
Finance costs
Borrowings and financing - foreign currency	(217,729)	(167,893)	(46,079)	(24,625)
Borrowings and financing - local currency	(471,604)	(423,423)	(406,725)	(367,629)
Related parties (Note 16 b)	(138,425)	(108,985)	(386,914)	(496,124)
Capitalized interest (Notes 8 and 26)	24,325	43,934	24,325	43,934
Losses on derivatives (*)	(1,479)	(3,069)		(636)
Interest, fines and late payment charges	(11,014)	(40,615)	(8,007)	(38,151)
Other finance costs	(44,667)	(23,984)	(39,676)	(18,667)
	(860,593)	(724,035)	(863,076)	(901,898)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	6,267	5,729	(3,540)	2,619
Exchange differences, net	(554,114)	30,232	(1,656,432)	311,883
Exchange losses on derivatives (*)	482,604	(91,177)
	(65,243)	(55,216)	(1,659,972)	314,502

Finance costs, net	(869,700)	(741,199)	(2,028,355)	(578,827)

(*) Statement of gains and losses on derivative transactions
Dollar-to-CDI swap	(18)	(18,772)
Dollar-to-real swap (NDF)	436,600	(71,363)
Dollar-to-euro swap (NDF)	33,454	(557)
Dollar-to-euro swap	12,568	(485)
	482,604	(91,177)
Libor-to-CDI swap		(636)		(636)
Fixed rate-to-CDI swap	(1,479)	(2,433)
CDI-to-fixed rate swap	354
	(1,125)	(3,069)		(636)
	481,479	(94,246)		(636)

23.   SEGMENT INFORMATION

The information related to segment information did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of March 31, 2015.

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

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								3/31/2015
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,407,307	5,193,577				518,874
Net revenues
Domestic market	2,011,316	37,802	46,846	251,174	63,691	100,631	(270,679)	2,240,781
Foreign market	1,111,791	619,980					37,700	1,769,471
Total net revenue (Note 19)	3,123,107	657,782	46,846	251,174	63,691	100,631	(232,979)	4,010,252
Cost of sales and services	(2,365,555)	(566,701)	(30,569)	(180,332)	(46,949)	(66,530)	231,103	(3,025,533)
Gross profit	757,552	91,081	16,277	70,842	16,742	34,101	(1,876)	984,719
General and administrative expenses	(231,657)	(21,097)	(6,123)	(22,966)	(5,543)	(15,252)	(108,037)	(410,675)
Depreciation (Note 8 a)	157,596	86,048	3,175	44,713	4,242	9,389	(40,665)	264,498
Proportionate EBITDA of joint ventures							72,608	72,608
Adjusted EBITDA	683,491	156,032	13,329	92,589	15,441	28,238	(77,970)	911,150

Sales by geographic area
Asia	2,010	541,014					37,700	580,724
North America	481,394							481,394
Latin America	80,748	42,730						123,478
Europe	535,895	36,236						572,131
Other	11,744							11,744
Foreign market	1,111,791	619,980					37,700	1,769,471
Domestic market	2,011,316	37,802	46,846	251,174	63,691	100,631	(270,679)	2,240,781
TOTAL	3,123,107	657,782	46,846	251,174	63,691	100,631	(232,979)	4,010,252

								3/31/2014
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,388,395	5,509,670				487,692
Net revenues
Domestic market	2,355,499	99,749	60,176	277,264	65,057	98,040	(250,079)	2,705,706
Foreign market	771,405	1,147,695					(253,928)	1,665,172
Total net revenue (Note 19)	3,126,904	1,247,444	60,176	277,264	65,057	98,040	(504,007)	4,370,878
Cost of sales and services	(2,394,701)	(716,093)	(34,057)	(204,989)	(41,987)	(65,211)	422,509	(3,034,529)
Gross profit	732,203	531,351	26,119	72,275	23,070	32,829	(81,498)	1,336,349
General and administrative expenses	(165,719)	(15,953)	(593)	(28,373)	(4,701)	(14,731)	(63,698)	(293,768)
Depreciation (Note 8 a)	194,729	69,763	1,966	38,919	4,272	8,572	(32,875)	285,346
Proportionate EBITDA of joint ventures							111,861	111,861
Adjusted EBITDA	761,213	585,161	27,492	82,821	22,641	26,670	(66,210)	1,439,788

Sales by geographic area
Asia	4,433	1,099,799						1,104,232
North America	169,338							169,338
Latin America	45,244							45,244
Europe	549,248	47,896						597,144
Other	3,142						(253,928)	(250,786)
Foreign market	771,405	1,147,695					(253,928)	1,665,172
Domestic market	2,355,499	99,749	60,176	277,264	65,057	98,040	(250,079)	2,705,706
TOTAL	3,126,904	1,247,444	60,176	277,264	65,057	98,040	(504,007)	4,370,878

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses), plus the proportional EBITDA of jointly controlled entities.

Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

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As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

		Consolidated
	3/31/2015	3/31/2014
Profit for the period	391,802	52,096
Depreciation (Note 8 a)	264,498	285,346
Income tax and social contribution (Note 13)	(502,517)	27,155
Finance income (Note 22)	869,700	741,199
EBITDA	1,023,483	1,105,796
Other operating income (expenses) (Note 21)	213,537	176,628
Share of profit (loss) of investees	(398,478)	45,503
Proportionate EBITDA of joint ventures	72,608	111,861
Adjusted EBITDA (*)	911,150	1,439,788

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

24. GUARANTEES

The Company is liable for guarantees for its subsidiaries and joint ventures, as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Transnordestina Logísitca	R$	Up to 9/19/2056 and indefinite	2,530,010	2,451,682	38,766	38,766	5,658	5,975	2,574,434	2,496,423
FTL - Ferrovia Transnordestina	R$	11/15/2020	137,550	140,550				142	137,550	140,692
CSN Cimentos	R$	Up to 10/25/2015 and indefinite			26,423	26,423	39,776	39,776	66,199	66,199
Prada	R$	Up to 2/10/2016 and indefinite			333	10,133	19,340	19,340	19,673	29,473
CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829
Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000
Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003
Estanho de Rondônia								106		106
Total in R$			4,668,563	4,593,235	68,351	78,151	64,774	65,339	4,801,688	4,736,725
CSN Islands IX				400,000						400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000
CSN Handel	US$	6/27/2015	100,000	100,000					100,000	100,000
Total in US$			3,050,000	3,450,000					3,050,000	3,450,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000
Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000
Total in EUR			145,000	145,000					145,000	145,000
Total in R$			10,284,027	9,631,805					10,284,027	9,631,805
			14,952,590	14,225,040	68,351	78,151	64,774	65,339	15,085,715	14,368,530

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25. INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers),

General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2014, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2014 to September 30, 2015. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, CSN Paraná, Terminal de Cargas Tecar, Terminal Tecon, Namisa, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$375,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of financial statements and, accordingly, were not audited by our independent auditors.

26. ADDITIONAL INFORMATION TO CASH FLOWS

The table below shows the additional information about transactions related to the statements of cash flows:

		Consolidated		Parent Company
	3/31/2015	12/31/2014	3/31/2015	12/31/2014
Income tax and social contribution paid	67,970	98,040	57,400	20,470
Addition to PP&E with interest capitalization	24,325	165,789	24,325	165,789
	92,295	263,829	81,725	186,259

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27. STATEMENT OF COMPREHENSIVE INCOME

		Consolidated		Parent Company
	3/31/2015	3/31/2014	3/31/2015	3/31/2014
Profit for the period	391,802	52,096	392,056	55,334

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains on the defined benefit plan from investments in subsidiaries		1,710	125	1,710
Actuarial (losses) gains on defined benefit pension plan	202
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	(77)
	125	1,710	125	1,710

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	176,711	(44,326)	176,711	(44,326)
Available-for-sale assets	648,403	(648,780)	597,135	(631,003)
Income tax and social contribution on available-for-sale assets	(185,595)	220,585	(203,026)	214,541
Available-for-sale assets from investments in subsidiaries			68,699	(11,733)
Impairment of available-for-sale assets	8,417		8,417
Income tax and social contribution on impairment of available-for-sale assets	(2,862)		(2,862)
(Loss) gain on cash flow hedge accounting	(427,645)		(427,645)
Income tax and social contribution on (loss) gain on cash flow hedge accounting	145,399		145,399
	362,828	(472,521)	362,828	(472,521)

	363,013	(470,811)	363,013	(470,811)

Total comprehensive income for the period	754,815	(418,715)	755,069	(415,477)

Attributable to:
Owners of the Company	755,069	(415,477)	755,069	(415,477)
Non-controlling interests	(254)	(3,238)
	754,815	(418,715)	755,069	(415,477)

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28. SUBSEQUENT EVENTS

•       CSN Cimentos Merger

The Ordinary and Extraordinary Shareholders´ Meeting held on April 28, 2015 approved the proposed merger by the Company, of its subsidiary CSN Cimentos S.A. The merger, which will be effective only from May 1st of 2015 will result in the processes optimization and maximize results by focusing on a single organizational structure of all commercial and administrative activities of both companies.

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(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended March 31, 2015, which comprises the balance sheet as of March 31, 2015 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

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Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRSs, which do not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 04, 2015

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 25, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.